REX American Resources Corporation

2024 Annual Report

Fiscal Year Ended January 31, 2025





Board of Directors



Stuart A. Rose
EXECUTIVE CHAIRMAN
OF THE BOARD



Zafar A. Rizvi
CHIEF EXECUTIVE OFFICER,
DIRECTOR & PRESIDENT



Edward M. Kress
SECRETARY & DIRECTOR



David S. Harris
LEAD DIRECTOR



Mervyn L. Alphonso
DIRECTOR



Charles A. Elcan
DIRECTOR



Lee I. Fisher
DIRECTOR



Anne C. MacMillan
DIRECTOR



Cheryl L. Bustos
DIRECTOR

2024 Highlights

$3.30
full fiscal year net
income per share

$91.5
million of gross profit for
fiscal year 2024

14%
gross profit margin, an
increase from 12% in
fiscal year 2023

289.7
million gallons of ethanol sold
from consolidated plants in
fiscal year 2024

Dear Valued Shareholders,

Fiscal year 2024 marked a year of meaningful progress and continued financial strength for REX American Resources. I'm pleased to report that the fourth quarter of fiscal 2024 was our 18th consecutive profitable quarter—a testament to our disciplined operations, strategic foresight, and unwavering commitment to long-term shareholder value.

Strong Performance in Our Core Business

Our ethanol operations continued to deliver solid results during fiscal year 2024. We sold 290 million gallons of ethanol—up from 286 million gallons in 2023. This growth reflects record export markets for the industry in 2024, stable domestic demand and our ongoing success in optimizing throughput. To achieve this, our management team executed with precision, capitalizing on favorable corn and natural gas pricing to protect margins amid market volatility.

Advancing Strategic Growth Initiatives

Beyond the core business, a major milestone in 2024 was the launch of the expansion of our One Earth Energy ethanol production facility, which will ultimately increase production capacity from 150 million to 200 million gallons annually, once permitting is received and construction is completed. To enable long-term operational excellence at higher volumes, we've extended the timeline for completion of the expansion to early 2026, allowing for optimization of critical systems to support sustained, high-efficiency output.

Our carbon capture and sequestration (CCS) project also made significant progress. We substantially completed the capture and compression infrastructure at One Earth Energy and secured long-term easements for CO_2 storage to support the sequestration of at least 15 years of CO_2 emissions from our expanded operations. Importantly, we have acquired 100% of the land required for the project's six-mile CO_2 pipeline, thanks to strong support from neighboring farmers. With permits pending, we are positioned to advance this vital project into its next phase.

Financial Strength Supporting Strategic Flexibility

We ended fiscal 2024 in a strong financial position. For fiscal year 2024, gross profit increased to 14%, up from 12% in 2023, with the third quarter being the second most profitable in company history. At the end of the fiscal year, we held $359 million in total cash, cash equivalents, and short-term investments.

We are committed to deploying these resources prudently to support growth, innovation, and shareholder returns. Our strategy to grow organically—without incurring debt—guides our total budget of $220 to $230 million for the ethanol plant expansion and CCS project, of which we have already invested $116 million. This disciplined approach, growing within cashflow, enables us to face uncertain economic conditions while maintaining a strong balance sheet for future challenges.

Our share repurchase program remains a key driver of shareholder value. In fiscal fourth quarter 2024, we repurchased approximately 373,000 shares, and continued purchases during the first quarter of 2025. So that we can continue to act quickly when opportunity presents itself, in March, our Board authorized an additional 1.5 million shares for repurchase, enabling us to take advantage of market undervaluation.

Navigating Policy and Positioning for the Future

As we look ahead to 2025 and beyond, we are actively engaging in the evolving policy discussions that may impact our industry. These include potential tariffs on ethanol and co-product exports, as well as legislative developments regarding year-round E15 blending, which could significantly boost domestic demand. We are working closely with industry stakeholders to advocate for policies that support the broader biofuels sector.

Our Strategy for 2025: Three Core Pillars

Our business in 2025 is rooted in our attention to detail and steadfast commitment to operational excellence and shareholder value. As such, we are focused on three core pillars to guide our actions and decision making. These are:

- **Operational Excellence** – Maintain disciplined cost management and high-efficiency production across all facilities.
- **Strategic Growth** – Execute key capital projects, including CCS and ethanol plant expansion, to unlock long-term value.
- **Policy Engagement** – Proactively address regulatory risk and work to influence market-shaping energy policies.

The success of REX is built on the talent, dedication, and resilience of our team, and nothing we do would be possible without their dedication to the above pillars. Our employees continue to set industry benchmarks for efficiency and safety. I extend my heartfelt thanks to each of them for their valuable contributions.

Looking Ahead

With a strong foundation, a focused growth strategy, and a steadfast commitment to excellence, REX American Resources is well-positioned to capitalize on future opportunities. Our operational momentum, strategic investments with a disciplined approach, and financial strength equip us to deliver sustainable, long-term value for our shareholders.

Thank you for your continued trust and support.

Sincerely,

ZAFAR A. RIZVI
CHIEF EXECUTIVE OFFICER, DIRECTOR & PRESIDENT
April 10, 2025

Operational and Financial Metrics

Revenue
in millions



Cash from operations
in millions



Cash, Cash equivalents, & Short-term investments
in millions



Diluted earnings per share



Book value
per share



REX effective ownership of ethanol shipped
in millions of gallons



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JANUARY 31, 2025 COMMISSION FILE NO. 001-09097
REX AMERICAN RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	31-1095548
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7720 Paragon Road, Dayton, Ohio	45459
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (937) 276-3931

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	REX	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes___ No ✓

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes___ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ✓ No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ✓ Accelerated filer ___ Non-accelerated filer _____ Smaller reporting company_____ Emerging growth company ___

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ___

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ✓ No ___

If securities are registered pursuant to Section 12(b) of the Act, indicated by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previous issued financial statements. Yes ___No ✓

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive offices during the relevant recovery period pursuant to §240.10D-1(b). Yes ___ No ✓

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes No ✓

At the close of business on July 31, 2024, the aggregate market value of the registrant's outstanding Common Stock held by non-affiliates of the registrant (for purposes of this calculation, 2,095,851 shares beneficially owned by directors and executive officers of the registrant were treated as being held by affiliates of the registrant), was $786,096,804.

There were 17,012,776 shares of the registrant's Common Stock outstanding as of March 27, 2025.

Documents Incorporated by Reference
Portions of REX American Resources Corporation's definitive Proxy Statement for its Annual Meeting of Shareholders on June 4, 2025 are incorporated by reference into Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains or may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements can be identified by use of forward-looking terminology such as "may," "expect," "believe," "estimate," "anticipate" or "continue" or the negative thereof or other variations thereon or comparable terminology. Readers are cautioned that there are risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. These risks and uncertainties include the risk factors set forth from time to time in the Company's filings with the Securities and Exchange Commission and include among other things: the impact of legislative and regulatory changes, the price volatility and availability of corn, distillers grains, ethanol, distillers corn oil, gasoline and natural gas, commodity market risk, ethanol plants operating efficiently and according to forecasts and projections, logistical interruptions, success in permitting and developing the planned carbon sequestration facility near the One Earth Energy ethanol plant, changes in the international, national or regional economies, the impact of inflation, the ability to attract employees, weather, results of income tax audits, changes in income tax laws or regulations, the impact of U.S. foreign trade policy and tariffs, changes in foreign currency exchange rates, the effects of terrorism or acts of war and the effect of pandemics on the Company's business operations, including impacts on supplies, demand, personnel and other factors. The Company does not intend to update publicly any forward-looking statements except as required by law. Other factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Item 1A.

AVAILABLE INFORMATION

REX makes available free of charge on its Internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. REX's Internet website address is www.rexamerican.com. The contents of the Company's website are not a part of this report.

PART I

Item 1. Business

References to "we", "us", "our", "REX" or "the Company" refer to REX American Resources Corporation and its majority owned subsidiaries.

Fiscal Year

All references in this report to a particular fiscal year are to REX's fiscal year ended January 31. We refer to our fiscal year by reference to the year immediately preceding the January 31 fiscal year end date. For example, "fiscal year 2024" means the period February 1, 2024 to January 31, 2025.

Corporate History and Background

REX was incorporated in Delaware in 1984 as a holding company. Our principal offices are located at 7720 Paragon Road, Dayton, Ohio 45459. Our telephone number is (937) 276-3931.

In 2006, we started investing in ethanol production facilities. We are currently invested in three ethanol production entities – One Earth Energy, LLC ("One Earth"), NuGen Energy, LLC ("NuGen"), and Big River Resources, LLC ("Big River"). We own a majority interest in One Earth and NuGen. We also own a majority interest in an entity that owned and, until November 18, 2021, operated a refined coal facility; as we have ceased operating the refined coal facility, we began classifying the financial results of the operating segment as discontinued operations. The federal production tax credits received through operation of this facility remain under IRS audit. We now have one reportable segment, ethanol and by-products.

General Overview

We reported net income attributable to REX common shareholders of $58.2 million in fiscal 2024 compared to approximately $60.9 million in fiscal 2023. Our ethanol business had decreased profits in fiscal 2024 compared to fiscal 2023 primarily as a result of lower selling prices, offset partially by a decrease in corn and natural gas prices. The two largest drivers of ethanol profitability are corn and ethanol pricing, both of which experienced significant volatility within the year. Chicago Board of Trade corn prices per bushel ranged from a low of $3.62 in August 2024 to a high of $4.97 in January 2025. S&P Global Platts ethanol pricing per gallon ranged from a low of $1.38 in February 2024 to a high of $2.12 in June 2024.

The form and structure of our ethanol investments are tailored to the specific needs and goals of each project and the local farmer group or investor with whom we partner. We generally participate in the oversight of our projects through our membership on the board of managers of the limited liability companies that own the plants. We provide management oversight and direction with respect to most aspects of plant operations for our consolidated ethanol companies. We have equity investments in three entities engaged in the production of ethanol as of January 31, 2025. The following table is a summary of our ethanol entity ownership interests at January 31, 2025:

Entity	Location	REX's Current Ownership Interest
One Earth Energy, LLC	Gibson City, IL	75.9%
NuGen Energy, LLC	Marion, SD	99.7%
Big River Resources, LLC:		
Big River Resources W Burlington, LLC	W. Burlington, IA	10.3%
Big River Resources Galva, LLC	Galva, IL	10.3%
Big River United Energy, LLC	Dyersville, IA	5.7%
Big River Resources Boyceville, LLC	Boyceville, WI	10.3%

The three entities own a total of six ethanol production facilities, which in aggregate shipped approximately 727 million gallons of ethanol over the twelve-month period ended January 31, 2025. REX's effective ownership of ethanol gallons shipped for the twelve-month period ended January 31, 2025, was approximately 294 million gallons.

Our ethanol operations are highly dependent on commodity prices, especially prices for corn, ethanol, distillers grains, distillers corn oil and natural gas, and availability of corn. As a result of price volatility for these commodities, our operating results can fluctuate substantially. The price and availability of corn is subject to significant fluctuations depending upon several factors that affect commodity prices in general, including crop conditions, the amount of corn stored on farms, weather, federal policy, foreign trade, tariffs and international disruptions caused by wars or conflicts. Because the market prices of ethanol and distillers grains are not always directly related to corn prices (for example, demand for crude and other energy and related prices, the export market demand for ethanol and distillers grains, soybean meal prices, and the results of federal policy decisions, trade negotiations, and tariffs can impact ethanol and distillers grains prices), at times ethanol and distillers grains prices may not follow movements in corn prices and, in an environment of higher corn prices or lower ethanol or distillers grains prices, reduce the overall margin structure at the plants. As a result, at times, we may operate our plants at negative or minimally positive operating margins.

We expect our ethanol plants to produce approximately 2.9 gallons of denatured ethanol for each bushel of corn processed in the production cycle. We refer to the actual gallons of denatured ethanol produced per bushel of corn processed as the realized yield. We refer to the difference between the price per gallon of ethanol and the price per bushel of corn (divided by the realized yield) as the "crush spread." Should the crush spread decline, it is possible that our ethanol plants will generate operating results that do not provide adequate cash flows for sustained periods of time. In such cases, production at the ethanol plants may be reduced or stopped altogether in order to minimize variable costs at individual plants.

We attempt to manage the risk related to the volatility of commodity prices by utilizing forward corn and natural gas purchase contracts, forward ethanol, distillers grains and distillers corn oil sale contracts, and commodity futures agreements, as management deems appropriate. We attempt to match quantities of these sales contracts with an appropriate quantity of corn purchase contracts over a given period of time when we can obtain an adequate gross margin resulting from the crush spread inherent in the contracts we have executed. However, the market for future ethanol sales contracts generally lags the spot market with respect to ethanol prices. Consequently, we generally execute fixed price ethanol contracts for no more than four months into the future at any given time and we may lock in our corn or ethanol price without having a corresponding locked in ethanol or corn price for short durations of time. As a result of the relatively short period of time our fixed price contracts cover, we generally cannot predict the future movements in our realized crush spread for more than four months; thus, we are unable to predict the likelihood or amounts of future income or loss from the operations of our ethanol facilities.

One Earth Sequestration, LLC, a wholly owned subsidiary of One Earth Energy, LLC, is in the developmental stage of a carbon sequestration project near the One Earth Energy ethanol plant. A test well has been drilled to a total depth of approximately 7,100 feet, in which was encountered almost 2,000 feet of Mt. Simon Sandstone, which is the geological formation that is the region's primary carbon storage resource. Three-dimensional seismic testing has been performed, as well as geological modeling for predicting the movement of injected carbon and the plume area to determine maximum injection pressure, reservoir quality and storage capacity for the potential wells. In October 2022, we applied for a Class VI injection well permit for three wells with the U.S. Environmental Protection Agency ("EPA"), and we continue to provide information to the EPA during the technical review of our application upon request. We currently expect the EPA to prepare a draft permit by the second quarter of 2025 and make a final permit decision by late in the third quarter of 2025, according to the EPA's Class VI Permit Tracker Dashboard on their website. We have now secured sufficient subsurface easements for the proposed first injection well to allow for sequestration of all the carbon emissions from the One Earth Energy ethanol plant for a minimum of 15 years. We also need to obtain a county special-use zoning permit for the sequestration site. In 2022, we began construction of a facility to capture, dehydrate, and compress carbon dioxide from the One Earth Energy ethanol plant to a state suitable for sequestration. While we have completed the construction of the capture and compression facility, testing has not yet been completed and we cannot begin construction of the pipeline or sequestration well until further permits and approvals are received.

In October 2023, we submitted an application to the Illinois Commerce Commission ("ICC") for a certificate of authority under the state's Carbon Dioxide Transportation and Sequestration Act (the "CO_2 Act") to build a short pipeline to deliver carbon dioxide from the One Earth Energy ethanol plant to the proposed sequestration site. We have obtained easements from all of the necessary landowners for the use of their land for the pipeline for the first two wells. On May 26, 2024, however, the Illinois General Assembly passed the Safety and Aid for the Environment in Carbon Capture and Sequestration Act (Senate Bill 1289), which was signed by the governor in July 2024. The new legislation imposes additional safety, environmental and other requirements on obtaining permits and approvals for carbon capture and sequestration facilities in Illinois, including CO_2 pipelines. Further, the new legislation imposes a moratorium on the issuance of new certificates of authority for the construction of CO_2 pipelines until the earlier of the date federal CO_2 pipeline safety standards are finalized by the federal Pipeline and Hazardous Materials Safety Administration (PHMSA) or, subject to certain other conditions, July 1, 2026. As a result of this legislation, the ICC dismissed our application without prejudice, and we will be required to resubmit an application after rules are finalized or subsequent to July 1, 2026.

Although we have made meaningful progress and significant investments in the carbon sequestration project at One Earth Energy, we continue to work with the various government agencies involved to obtain all required permits and approvals, with no assurance of the ultimate success or timing of the project. Also see the discussion under "Trends and Uncertainties" on pages 26 and 27 of certain recently proposed legislation that, if enacted, could impact our carbon sequestration project.

We also intend to concurrently expand the One Earth ethanol plant. We received a construction permit from the EPA to increase production from 150 million gallons of ethanol per year to 175 million gallons of ethanol per year. Once we achieve that level of production, we intend to apply for another permit to 200 million gallons per year.

Finally, we continue to work to identify ways to reduce our carbon intensity ("CI") score at the One Earth plant with the intention of maximizing tax credits available under the Inflation Reduction Act ("IRA"). The IRA created a new Clean Fuel Production Credit, available for calendar years 2025 – 2027, of approximately $0.02 per ethanol gallon per CI point reduction below a 50 CI score threshold to incentivize further increases in plant efficiencies within the industry. The U.S. Department of the Treasury has not yet issued final rules on qualification for 45Z tax credits.

The Company is reviewing certain aspects of the expansion portion of the project and its impact on the previously reported expected project costs. Due to this, along with permitting delays and the impact of inflation, we have increased the budget for both projects to approximately $220 million to $230 million, subject to further refinement as we move forward. We plan to pay for all costs from available cash. As of January 31, 2025, we had spent $55.7 million since inception and were contractually committed to spend an additional $0.9 million toward the carbon sequestration project. If the carbon sequestration project is successful, we believe we will qualify for tax credits under section 45Q of the Internal Revenue Code ("45Q"), based on tons of carbon sequestered, and section 45Z of the Internal Revenue Code ("45Z"), based on gallons of ethanol produced, as outlined in the IRA. However, 45Z credits are only available for calendar years 2025 – 2027 and the regulations have not yet been finalized by the U.S. Department of the Treasury. As of January 31, 2025, we had spent $59.9 million since inception and were contractually committed to spend an additional $8.7 million toward plant capacity expansion and ongoing efforts to reduce our CI scoring.

In May 2023, NuGen Energy, LLC, our majority owned ethanol plant in Marion, South Dakota, signed an agreement to be part of Summit Carbon Solutions' carbon capture and storage pipeline network, with storage planned to be in North Dakota. Should Summit Carbon Solutions be able to obtain all necessary permits and approvals, the agreement would allow NuGen to share in the economic benefits of tax credits through the sale of the carbon dioxide output of its ethanol production facility for sequestration, as well as reduce its net carbon emissions. In March 2025, South Dakota signed a bill into law that bans the use of eminent domain in connection with carbon dioxide pipelines. This act could make the sequestration project for the NuGen Energy facility more difficult to materialize.

We plan to seek and evaluate various investment opportunities including energy related, carbon sequestration, agricultural and other ventures we believe fit our investment criteria. We can make no assurances that we will be successful in our efforts to find such opportunities. We have a stock buyback program with an authorization level of an additional 504,219 shares at January 31, 2025. Subsequent to January 31, 2025 the Company repurchased 281,709 shares for approximately $11.9 million through open market transactions. After these repurchases, a total of 222,510 shares remained available to purchase under existing board authorization. On March 25, 2025, the Board of Directors authorized the repurchase from time to time of up to an additional 1,500,000 shares through open market transactions, privately negotiated transactions, or transactions by other means in accordance with applicable securities laws. We typically repurchase our common stock when our stock price is trading at prices we deem to be a discount to the underlying value of our net assets.

Ethanol Industry

Ethanol is a renewable fuel produced by processing corn and other biomass through a fermentation process that creates combustible alcohol that can be used as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and, to a lesser extent, as a gasoline substitute. The majority of ethanol produced in the United States is made from corn because of its wide availability and ease of convertibility from large amounts of carbohydrates into glucose, the key ingredient in the fermentation process that is used in producing alcohol. Ethanol production can also use feedstocks such as grain sorghum, switchgrass, wheat, barley, potatoes and sugarcane as carbohydrate sources. Most ethanol plants have been located near large corn production areas, such as Illinois, Indiana, Iowa, Minnesota, Nebraska, Ohio and South Dakota. Railway access and interstate access are vital for ethanol facilities due to the large amount of raw materials and finished goods required to be shipped to and from the facilities. An adequate supply of natural gas is key to maintaining optimal operating levels.

According to the Renewable Fuels Association ("RFA"), the United States ethanol industry produced an estimated 16.1 billion gallons of ethanol in 2024, compared to 15.6 billion gallons in 2023. Approximately 1.9 billion gallons were estimated to have been exported from the United States in 2024. According to the RFA, the United States ethanol industry consists of 198 plants in 24 states with an annual capacity of approximately 18.3 billion gallons of ethanol production.

Domestic demand for ethanol is highly dependent upon federal and state legislation and regulations. On December 19, 2007, the Energy Independence and Security Act of 2007 (the "Energy Act of 2007") was enacted. The Energy Act of 2007 established new levels of renewable fuel mandates, including two different categories of renewable fuels: conventional biofuels and advanced biofuels. The federal government mandates the use of renewable fuels under Renewable Fuel Standard II ("RFS II"), established in October 2010. Corn-based ethanol is considered a conventional biofuel. There were mandated volumes established as part of the RFS II for conventional and advanced biofuels through the year 2022. After 2022, RFS volumes are to be determined by the EPA in coordination with the Secretaries of Energy and Agriculture. The mandated volumes for conventional biofuel were to reach 15.0 billion gallons in 2015 and maintain that level until 2022.

The EPA has set conventional renewable fuel volumes of 15.0 billion gallons for 2023 through 2025. Additionally, in 2023, the EPA restored 250 million gallons previously waived. The EPA was required to propose Renewable Volume Obligations ("RVO"s) for 2026 by November 2024, but the administration, at that time, indicated on July 8, 2024 an intention to propose RVOs for 2026 and beyond in March 2025, and finalize them in December 2025. The new administration has not yet provided an updated timeline for these rules.

Under RFS II, a small refiner that processes less than 75,000 barrels of oil per day can petition the EPA for a waiver of their requirement to acquire and submit renewable identification numbers ("RINs"). The EPA, through consultation with the Department of Energy and the Department of Agriculture, can grant the refiner a full or partial waiver, or deny the waiver. The EPA issued 88 refinery exemptions for 2016-2018 compliance years, undercutting the statutory renewable fuel volumes by a total of 4.3 billion gallons. The EPA has not granted any small refinery waivers for 2019-2022 and has continued that stance in the proposed volumes for 2023-2025. There remain multiple ongoing legal challenges to how the EPA has handled the small refinery waivers. In July 2024, the U.S. Court of Appeals for the District of Columbia Circuit vacated many of the EPA's 2022 Small Refinery Exemption ("SRE") denials. The EPA had denied 105 SREs in 2022. As a result of this Court ruling, the EPA has voluntarily moved to rescind the agency's 2023 denial of 26 SREs. As of March 2025, there were 156 SRE waivers pending.

Ethanol Production

The plants in which we have invested are designed to use the dry milling method of producing ethanol. In the dry milling process, the entire corn kernel is first ground into flour, which is referred to as "meal," and processed without separating out the various component parts of the grain. The meal is processed with enzymes, chemicals and water, and then placed in a high-temperature cooker. It is then transferred to fermenters where yeast is added and the conversion of sugar to ethanol begins. After fermentation, the resulting liquid is transferred to distillation columns where the ethanol is separated from the remaining "stillage" for fuel uses. The anhydrous ethanol is then blended with a denaturant, such as natural gasoline, to render it undrinkable and thus not subject to beverage alcohol tax. With the starch elements of the corn consumed in the above-described process, the principal by-product produced by the dry milling process is dry distillers grains with solubles, or DDGS. DDGS is sold as a protein used in animal feed, which recovers a portion of the corn value not absorbed in ethanol production. Depending on market and operating conditions, we may also sell modified distillers grains, or wet distillers grains, by removing less liquid content compared to DDGS. We also generate revenues from the sale of distillers corn oil produced at our facilities. Distillers corn oil is sold to the animal feed market, as well as biodiesel and other chemical markets.

The Primary Uses of Ethanol

Blend component. Today, much of the ethanol blending in the U.S. is done to meet the RFS. Most regular gasoline is produced using blendstock with an octane rating of 84, which is then increased to 87 (the minimum octane rating required in most states) by adding 10% ethanol according to the RFA. The industry is attempting to expand ethanol blending above the current 10% for most vehicles in use. The EPA has approved the use of 15% ethanol ("E-15"), which has an octane rating of 88, in gasoline for cars, SUV's and light duty trucks made in 2001 and later. Previously, the EPA had not granted E-15 the same Reid vapor pressure ("RVP") waiver as E-10 so it could only be sold from September 16 through May 31 for those vehicles in most markets. The EPA issued emergency waivers to allow the sale of E-15 for the summer months in the years 2022 through 2024. Eight Midwest states (Illinois, Iowa, Minnesota, Missouri, Nebraska, Ohio, South Dakota, and Wisconsin) petitioned the EPA to allow year-round sales of E-15 in their states. The EPA has approved this request beginning in 2025 but will consider requests from individual states to delay implementation by one year. To date, Ohio and South Dakota have requested a one-year delay, which the EPA has now approved.

Clean air additive. Ethanol is employed by the refining industry as a fuel oxygenate, which when blended with gasoline, allows engines to combust fuel more completely than gasoline that has not been oxygenated and thus reduce emissions from motor vehicles. Ethanol contains 35% oxygen, which results in more complete combustion of the fuel in the engine cylinder. Oxygenated gasoline is used to help meet certain federal and air emission standards.

Octane enhancer. Ethanol increases the octane rating of gasoline with which it is blended. Octane is a measure of fuel performance. Ethanol is used by gasoline suppliers as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks and for upgrading regular gasoline to premium grades.

Legislation

The United States ethanol industry is highly dependent upon federal and state legislation. See Item 1A. Risk Factors for a discussion of legislation affecting the U.S. ethanol industry.

Refined Coal Facility

On August 10, 2017, we purchased, through a 95.35% owned subsidiary, the entire ownership interest of an entity that owned a refined coal facility. We began operating the refined coal facility immediately after the acquisition. Using licensed technology, our plant applied two separate chemicals to convert feedstock coal into refined coal, which was sold to the end user of the refined coal. The refined coal operating results were subsidized by federal production tax credits through November 18, 2021, subject to meeting qualified emissions reductions as governed by Section 45 of the IRC. We ceased operating the facility on November 18, 2021 and subsequently sold the facility. The federal production tax credits received through ownership of this facility, approximately $58.2 million, remain under IRS audit.

Facilities

As of our fiscal year end, our consolidated ethanol entities owned a combined 1,591 acres of land and two facilities that shipped a combined quantity of approximately 290 million gallons of ethanol in fiscal year 2024. We also own our corporate headquarters office building, consisting of approximately 7,500 square feet, located in Dayton, Ohio.

Human Capital Resources

The attraction, retention and development of employees is critical to our success. We accomplish these objectives through a variety of actions, including our competitive compensation policies, discretionary stock award programs, training initiatives, and growth opportunities within our Company. At January 31, 2025, we had 122 employees at our two consolidated ethanol plants and at our corporate headquarters. None of our employees are represented by a labor union. We expect this employment level to remain relatively stable. We consider our relationship with our employees to be good.

We conduct regularly scheduled safety meetings and require all employees to go through safety training. We evaluate employee safety incidents monthly and investigate such incidents promptly. In addition, we conduct periodic safety audits performed by an independent third party. A portion of our incentive compensation plan rewards employees for attaining certain safety goals.

We believe we offer market competitive compensation and benefit programs for our employees. In addition to competitive base wages, all employees are eligible for an incentive compensation program, a Company matched 401(k) plan, healthcare benefits, and paid time off.

Service Marks

We have registered the service marks "REX" and "Farmer's Energy" with the United States Patent and Trademark Office. We are not aware of any adverse claims concerning our service marks.

Item 1A.   Risk Factors

We encourage you to carefully consider the risks described below and other information contained in this report when considering an investment decision in REX common stock. Any of the events discussed in the risk factors below may occur. If one or more of these events do occur, our results of operations, financial condition or cash flows could be materially adversely affected. In this instance, the trading price of REX stock could decline, and investors might lose all or part of their investment.

Risks Related to our Ethanol and By-Products Business

The ethanol industry is changing rapidly which could result in unexpected developments that could negatively impact our operations.

According to the RFA, the ethanol industry grew from approximately 1.5 billion gallons of domestic annual ethanol production in 1999 to a peak of approximately 16.1 billion gallons in 2018, which it matched in 2024. In 2023 and 2022, the industry produced approximately 15.6 and 15.4 billion gallons, respectively, reflecting industry conditions and reduced demand. Thus, there have been significant changes in the supply and demand of ethanol over a relatively short period of time which could lead to difficulty in maintaining profitable operations at our ethanol plants.

The financial returns on our ethanol investments are highly dependent on commodity prices, which are subject to significant volatility, uncertainty and regional supply shortages, so our results could fluctuate substantially.

The financial returns on our ethanol investments are highly dependent on commodity prices, especially prices for corn, natural gas, ethanol, distillers grains, distillers corn oil and gasoline, and availability of corn. As a result of the volatility of the prices for these items, our returns may fluctuate substantially and our investments could experience periods of declining prices for their products and increasing costs for their raw materials, which could result in operating losses at our ethanol plants.

The gross margin at our ethanol plants depends principally on the spread between ethanol, distillers grains, distillers corn oil, and corn prices. Fluctuations in the spread are likely to continue to occur. A sustained narrow or negative spread, whether as a result of sustained high or increased corn prices or sustained low or decreased ethanol prices, would adversely affect the results of operations at our ethanol plants.

Our returns on ethanol investments are highly sensitive to corn prices.

Corn is the principal raw material our ethanol plants use to produce ethanol and by-products. As a result, changes in the price of corn can significantly affect our businesses. Rising corn prices result in higher production costs of ethanol and by-products. Because ethanol competes with non-corn-based fuels, our ethanol plants may not be able to pass along increased grain costs to our customers. At certain levels, grain prices may make ethanol uneconomical to produce.

The price of corn is influenced by weather conditions and other factors affecting crop yields, transportation costs, farmer planting decisions, exports, foreign production, the value of the U.S. dollar, and general domestic and foreign economic, market and regulatory factors, including, but not limited to, the impacts from the Russian-Ukraine conflict as well as other conflicts and political unrest, both foreign and domestic. These factors include government policies and subsidies with respect to agriculture, international trade and tariffs, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the production and/or supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm the business of our ethanol plants, to include intermittent production slowdowns or stoppages. Increasing domestic ethanol production could boost the demand for corn and result in increased corn prices. International demand for corn could also result in higher or lower corn prices. Our ethanol plants may also have difficulty, from time to time, in physically sourcing corn on economic terms due to regional supply shortages, transportation issues, delays in farmer marketing decisions or unfavorable local pricing. The corn harvest near our NuGen facility for 2022 was negatively impacted by dry weather and impacted the supply of corn until the 2023 harvest. Such a shortage or price impact could require our ethanol plants to suspend operations which would have a material adverse effect on our consolidated results of operations.

Our risk management strategies may be ineffective and may expose us to decreased profitability and liquidity.

In an attempt to partially offset the impact of volatility of commodity prices, we enter into: i) forward contracts to sell a portion of our ethanol, distillers grains, and distillers corn oil production and to purchase a portion of our corn and natural gas requirements and; ii) commodity futures and swap agreements. The financial impact of these risk management activities is dependent upon, among other items, the prices involved and our ability to receive or deliver the commodities involved. Risk management activities can result in financial loss when positions are purchased in a declining market or when positions are sold in an increasing market. In addition, we may not be able to match the appropriate quantity of corn contracts with quantities of ethanol, distillers grains and distillers corn oil contracts. Further, our results may be impacted by a mismatch of gains or losses associated with the positions during a reporting period when the physical commodity purchase or sale has not yet occurred. We vary the amount and type of risk management techniques we utilize, and we may choose not to engage in any risk management activities. Should we fail to properly manage the inherent volatility of commodity prices, our results of operations and financial condition may be adversely affected.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that our ethanol plants use in their manufacturing process.

Our ethanol plants rely upon third parties for their supply of natural gas, which is consumed as fuel in the production process. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond the ethanol plants' control, such as weather conditions, overall economic conditions, export market, governmental regulation and foreign and domestic relations, including, but not limited to, the impacts from the Russian-Ukraine conflict. Significant disruptions in the supply of natural gas could impair or completely prevent the ethanol plants' ability to economically manufacture ethanol for their customers. Furthermore, increases in natural gas prices may adversely affect results of operations and financial position at our ethanol plants.

Fluctuations in the selling price of commodities may reduce profit margins at our ethanol plants.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and, to a lesser extent, as a gasoline substitute. As a result, ethanol prices are influenced by the supply and demand for gasoline, and our ethanol plants' results of operations and financial position may be materially adversely affected if gasoline demand decreases or the price of gasoline declines making ethanol less economical.

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the prices of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which these products are made. Historically, sales prices for distillers grains have tracked along with the price of corn and soybean meal. However, there have been instances when the price increase for distillers grains has lagged increases in corn prices.

The production of distillers grains has increased as a result of increases in dry mill ethanol production in the United States. This could lead to price declines in what we can sell our distillers grains for in the future. Such declines could have a material adverse effect on our results of operations.

Pricing of distillers corn oil is primarily driven by the demand from renewable diesel, biodiesel, and to some extent, synthetic aviation fuel markets. Distillers corn oil is marketed as a low-carbon feedstock to be used in these markets which may see expanded demand due to the extended blending tax credit, credits included in the IRA and growing Low Carbon Fuel Standard ("LCFS") markets, resulting in an impact to distillers corn oil demand. With a lower CI score, distillers corn oil may see improved pricing compared to heating oil and soybean oil, which it has traditionally tracked closely in price. Alternatively, other feedstocks such as cooking oil and animal fats, with lower CI scoring, could be preferred over distillers corn oil. A decrease in the price of or demand for distillers corn oil could negatively impact our results of operations.

Inflation could impact the cost and/or availability of material, labor and other input, which could adversely affect our operations.

We have experienced inflationary impacts on key production inputs, labor costs consisting of both wages and other labor-related costs, services, equipment and other inputs. These inflationary pressures could continue or worsen in future periods and may be beyond our control. We may not be able to pass these increased costs along to our customers through the products we sell. As a result, inflation and higher prices could negatively impact our results of operations.

We are currently working on carbon sequestration and plant expansion projects at the One Earth plant. We have experienced permitting delays which could lead to inflationary pricing increases on the construction.

The price of ethanol and distillers grains may decline as a result of trade restrictions, duties or tariffs on ethanol and distillers grains exports from the United States or from unfavorable foreign currency exchange rates.

Ethanol and other products that we produce are sold into various other countries with trade agreements with the United States. If the United States were to withdraw from or materially modify certain international trade agreements, our business, financial condition and results of operations could be materially adversely affected. In addition, there have been increased threats of tariffs on imports by the current Trump administration. If tariffs lead to retaliatory actions by countries that are markets for our products, it could have material adverse effect on our business, financial condition and results of operations.

The United States exported an estimated 1.9 billion gallons of ethanol in 2024, up from approximately 1.4 and 1.3 billion gallons in 2023 and 2022, respectively. 36% of the 2024 exports of ethanol were sold in Canada. Further, in 2024 and 2023, an estimated 12.2 and 10.8 million metric tons, respectively, of distillers grains were exported by the United States, which represented approximately 37% and 34% in 2024 and 2023, respectively, of U.S production. Of the total United States exports of distillers grains in 2024, 21% were exported to Mexico. If producers and exporters of ethanol and distillers grains are subjected to trade restrictions, or additional duties or tariffs are imposed on U.S. exports, particularly by Canada and Mexico, it may make it uneconomical to export these products. The industry has experienced various trade policy disputes, tariffs and investigations in foreign countries that have adversely impacted the international demand for our products. Reduced international demand could lead to further oversupply and reduce pricing.

Increased ethanol production or decreases in demand for ethanol may result in excess production capacity in the ethanol industry, which may cause the price of ethanol, distillers grains and distillers corn oil to decrease.

According to the RFA, domestic ethanol production capacity is approximately 18.3 billion gallons per year. Under RFS II, there were mandated volumes through 2022 for conventional and advanced biofuels. After 2022, RFS volumes are to be determined by the EPA in coordination with the Secretaries of Energy and Agriculture. The EPA has set conventional renewable fuel volumes of 15.0 billion gallons for 2023 through 2025. In addition, for 2023 they restored 250 million gallons previously waived. The implied excess capacity over the EPA proposed volumes could have an adverse effect on the results of our operations. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive could result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

A decrease in demand for ethanol may result in excess capacity, which could result from a number of factors, including, but not limited to, regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage or acquire non-gasoline powered vehicles. In addition, decreased overall economic activity could also lead to reduced gasoline consumption.

In addition, because ethanol production produces distillers grains and distillers corn oil as by-products, increased ethanol production will also lead to increased supplies of distillers grains and distillers corn oil. An increase in the supply of distillers grains and distillers corn oil, without corresponding increases in demand, could lead to lower prices or an inability to sell our ethanol plants' distillers grains and distillers corn oil production. A decline in the price of distillers grains or distillers corn oil could have a material adverse effect on the results of our business, financial condition, and results of operations.

Future demand for ethanol is uncertain and changes in overall consumer demand for transportation fuel could affect demand.

There are limited markets for ethanol other than what is federally mandated. Increased consumer acceptance of E15 and E85 fuel is likely necessary in order for ethanol to achieve significant market share growth beyond federal mandate levels.

Consumer demand for gasoline may be impacted by emerging transportation trends, such as hybrid and electric vehicles. Numerous automobile manufacturers have announced plans to phase out internal combustion engine production by the mid-2030s. There also have been pledges to ban the sale of internal combustion engines in countries such as Japan and the United Kingdom by 2035, as well as a statewide ban in California, which several states are imitating. If realized, these bans would accelerate the decline of liquid fuel demand and by extension demand for ethanol, biodiesel and renewable diesel. Recent federal legislation seeks to address the ever-increasing demand for electric vehicle infrastructure. Reduced demand for ethanol could cause our results of operations to be materially impacted.

We may not successfully develop our planned carbon sequestration facility near the One Earth Energy ethanol plant.

The Company has committed significant time and resources towards a carbon sequestration project near the One Earth Energy ethanol plant. The completion and start-up of this project requires numerous government approvals. If we are not successful in obtaining all these approvals, we may not be able to complete this project and could result in a significant write off of our commitments and investment, which totals approximately $55.7 million as of our most recent year-end. Recent delays in permitting could result in increased costs to complete the project.

If we are not successful on this project, our ethanol plant could be at a disadvantage in the industry as our inability to sequester our carbon could result in a higher CI score than our competitors if they are able to sequester their carbon. If we are unable to reduce our CI score, we may not be able to participate in the state and federal clean fuel programs, including federal tax credits outlined in the IRA.

Carbon capture and sequestration projects are subject to federal, state, and local regulations.

In addition to our planned carbon sequestration facility near our One Earth Energy ethanol plant, we have signed an agreement to deliver our carbon from the NuGen Energy facility to an outside party. These projects may not result in any realized benefit due to delays or suspended operations. Investments being made in these projects are based on regulatory guidelines, such as modeling for CI reductions, that may be adjusted outside of our control and could deviate from our current strategy. Federal guidelines within the IRA could be changed to no longer include corn-based ethanol from being eligible for certain tax incentives. Delays in the issuance or regulations or the elimination of clean fuel and other incentives at the federal, state or local level could adversely affect our business. New legislation limiting our ability to sequester carbon could be adopted at the federal, state or local levels.

In July 2024, the governor of Illinois signed the Safety and Aid for the Environment in Carbon Capture and Sequestration Act. This legislation imposes additional safety, environmental and other requirements on obtaining permits and approvals for carbon capture and sequestration facilities in Illinois, including CO2 pipelines. Further, the legislation imposes a moratorium on the issuance of new certificates of authority for the construction of CO2 pipelines until the earlier of the date federal CO2 pipeline safety standards are finalized by the federal Pipeline and Hazardous Materials Safety Administration (PHMSA) or, subject to certain other conditions, July 1, 2026. As a result of this legislation, the ICC dismissed our pipeline application without prejudice, and we will be required to resubmit an application after rules are finalized or subsequent to July 1, 2026. The delays and additional requirements imposed as a result of this act could have an adverse impact on the cost and completion of our project.

There is currently legislation being debated in the Illinois General Assembly that would, if eventually enacted, ban carbon sequestration projects if they overlie, underlie, or pass through as sole-source aquifer, including the aquifer's upstream areas that are part of the project review area, as identified by the U.S. EPA. The first well for our proposed carbon sequestration project is located inside, but near the edge of, the Mahomet Sole Source Aquifer Project Review Area, within the Sangamon River near Fisher Upstream Area. It is approximately five miles north of the Sangamon River and nearly six miles outside of the mapped boundary of the Mahomet Aquifer, which has been designated as a sole source or principal aquifer by the U.S. EPA. We believe our second and third sequestration well sites are outside the Mahomet Sole Source Aquifer Project Review Area. The outcome of this proposed legislation could impact our ability to complete our project or materially impact the timing and cost of completion.

In March 2025, South Dakota signed a bill into law that bans the use of eminent domain in connection with carbon dioxide pipelines. This act could make the sequestration project for the NuGen Energy facility more difficult to materialize.

We depend on our partners to operate certain of our ethanol investments.

Our investments currently represent both majority and minority equity positions. Day-to-day operating control of minority owned plants generally remains with the local investor group. We do not have the ability to directly modify the operations of these plants in response to changes in the business environment or in response to any deficiencies in local operations of the plants. In addition, local plant operators, who also represent the primary suppliers of corn and other crops to the plants, may have interests, such as the price and sourcing of corn and other crops, that may differ from our interest, which is based solely on the operating profit of the plant. The limitations on our ability to control day-to-day plant operations could adversely affect plant results of operations.

We may not successfully acquire or develop additional ethanol investments or expansion.

The growth of our ethanol business depends on our ability to identify and develop new ethanol investments. Any expansion strategy will depend on prevailing market conditions for the price of ethanol and the cost of corn and natural gas and the expectations of future market conditions. Additional financing may also be necessary to implement any expansion strategy, which may not be accessible or available on acceptable terms. In addition, failure to adequately manage the risks associated with additional ethanol investments could have a material adverse effect on our business.

Our ethanol plants may be adversely affected by technological advances and efforts to anticipate and employ such technological advances may prove unsuccessful.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive cellulosic sources such as corn stalk, wheat, oat or barley straw could have an adverse effect on our ethanol plants, because our plants are designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses. We cannot predict when, or if, new technologies may become available, the rate of acceptance of new technologies by competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol.

Any advances in technology which require significant unanticipated capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on the results of our ethanol operations.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol. Reduced demand for ethanol could cause our results of operations to be materially adversely affected.

The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

The renewable fuel standard program was authorized under the Energy Policy Act of 2005 and was expanded under the Energy Independence and Security Act of 2007 (EISA). EISA increased the amount of renewable fuel required to be blended into gasoline with RFS II and required a minimum usage of corn-derived renewable fuels of 12.0 billion gallons in 2010, increasing annually by 600 million gallons to 15.0 billion gallons in 2015 through 2022, with no specified volume subsequent to 2022. After 2022, RFS volumes are to be determined by the EPA in coordination with the Secretaries of Energy and Agriculture. The EPA has the authority to assign the mandated amounts of renewable fuels to be blended into transportation fuel to individual fuel blenders. RFS II has been a primary factor in the growth of ethanol usage. Over the past several years various pieces of legislation have been introduced to the U.S. Congress that were intended to reduce or eliminate ethanol blending requirements. To date, none of the bills have been successful but they are an indication of the continued effort to undermine the EISA.

The EPA has set conventional renewable fuel volumes of 15.0 billion gallons for 2023 through 2025 Additionally, for 2023, the EPA restored 250 million gallons previously waived. The EPA was required to propose RVOs for 2026 by November 2024, but the administration, at that time, indicated on July 8, 2024 an intention to propose RVOs for 2026 and beyond in March 2025, and finalize them in December 2025. The new administration has not yet provided an updated timeline for these rules.

Obligated parties use RINs to show compliance with RFS-mandated volumes. RINs are attached to renewable fuels by producers and detached when the renewable fuel is blended with transportation fuel or traded in the open market. The market price of detached RINs affects the price of ethanol in certain markets and influences the purchasing decisions by obligated parties. As a result of fluctuations in RINs pricing, certain obligated parties have petitioned the EPA and filed court actions to change the point of obligation or to seek relief from their obligation. The EPA granted 88 total SREs for 2016 through 2018 totaling approximately 4.3 billion gallons. In recent years, the EPA had largely denied small refiner waivers. In July 2024, the U.S. Court of Appeals for the District of Columbia Circuit vacated many of the EPA's 2022 SRE denials. The EPA had denied 105 SREs in 2022. As a result of this Court ruling, the EPA has voluntarily moved to rescind the agency's 2023 denial of 26 SREs. During the previous Trump administration, the EPA granted more SREs than under other administrations. These and additional SREs could lead to decreased RIN values and ethanol pricing. As of March 2025, there were 156 SRE petitions pending.

Flexible fuel vehicles ("FFVs") receive preferential treatment in meeting federally mandated corporate average fuel economy ("CAFE") standards for automobiles manufactured by car makers. High blend ethanol fuels such as E-85 result in lower fuel efficiencies. Absent the CAFE preferences, car makers would not likely build flexible-fuel vehicles. In recent years, automobile manufactures have lowered the production of FFVs for the U.S. Any change in CAFE preferences could reduce the growth of E-85 markets and result in lower ethanol prices.

Unfavorable changes in legislation or regulations could materially and adversely affect our results of operations and financial position.

The inability to generate or obtain RINs could adversely affect our operating results.

Virtually all our ethanol is sold with RINs that are used by customers to comply with RFS II. If our production does not meet EPA requirements for RIN generation, as an efficient producer, in the future, we would have to purchase RINs in the open market or sell our ethanol at substantially lower prices, such as on the export market, to adjust for the absence of RINs. The price of RINs varies based on many factors and cannot be predicted. Failure to obtain sufficient RINs or reliance on invalid RINs could subject us to fines and penalties imposed by the EPA.

Various studies have criticized the efficiency of ethanol, in general, and corn-based ethanol in particular, which could lead to the reduction or repeal of incentives and tariffs that promote the use and domestic production of ethanol or otherwise negatively impact public perception and acceptance of ethanol as an alternative fuel.

Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels and as potentially depleting water resources. Other studies have suggested that corn-based ethanol negatively impacts consumers by causing prices to increase for dairy, meat and other foodstuffs.

If these views gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of these measures. These views could also negatively impact public perception of the ethanol industry and acceptance of ethanol as an alternative fuel.

Federal support of cellulosic ethanol may result in reduced incentives to corn-derived ethanol producers.

The American Recovery and Reinvestment Act of 2009 and EISA provide funding opportunities in support of cellulosic ethanol obtained from biomass sources such as switchgrass and poplar trees. These federal policies may suggest a long-term political preference for cellulosic processes using alternative feedstocks such as switchgrass, silage or wood chips.

Cellulosic ethanol has a smaller carbon footprint than corn-derived ethanol and is unlikely to divert foodstuff from the market. Our plants are designed as single-feedstock facilities, located in corn production areas with limited alternative feedstock nearby, and would require significant additional investment to convert to the production of cellulosic ethanol. The adoption of cellulosic ethanol as the preferred form of ethanol could have a significant adverse effect on our ethanol business.

Our ethanol business is affected by environmental and other regulations which could impede or prohibit our ability to successfully operate our plants.

Our ethanol production facilities are subject to extensive air, water discharge, and other environmental regulations. We have had to obtain numerous permits to construct and operate our plants. Regulatory agencies could impose conditions or other restrictions in the permits that are detrimental, or which increase our costs. More stringent federal or state environmental regulations could be adopted which could significantly increase our operating costs or require us to expend considerable resources.

Our ethanol plants emit various airborne pollutants as by-products of the ethanol production process, including carbon dioxide (a greenhouse gas). In 2007, the U.S. Supreme Court classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle emissions. In February 2010, the EPA released its final regulations on the Renewable Fuel Standard program. We believe our plants are grandfathered up to certain operating capacity, but plant expansion requires us to meet a 20% threshold reduction in greenhouse gas (GHG) emissions from a 2005 baseline measurement to produce ethanol eligible for the RFS II mandate. To further expand our plant capacity, we may be required to obtain additional permits, install advanced technology equipment, or reduce drying of certain amounts of distillers grains. We may also be required to install carbon dioxide mitigation equipment or take other steps in order to comply with future laws or regulations. Compliance with future laws or regulations with respect to emissions of carbon dioxide, or if we choose to expand capacity at certain of our plants, compliance with then-current regulations of carbon dioxide, could be costly and may prevent us from operating our plants at full capacity or as profitably, which may have a negative impact on our financial performance. We also face the risk of ethanol production above our grandfathered capacity not qualifying for RINs if the plants do not meet certain emission requirements.

The California Air Resources Board ("CARB") adopted a LCFS requiring a 10% reduction in GHG emissions from transportation fuels. An Indirect Land Use Charge is included in this lifecycle GHG emission calculation. This standard could have an adverse impact on the market for corn-based ethanol in California if corn-based ethanol fails to achieve lifecycle GHG emission reductions and in other states if they adopt similar standards. This could have a negative impact on our financial performance.

Our ethanol business may become subject to various environmental and health and safety and property damage claims and liabilities.

Operation of our ethanol business exposes the business to the risk of environmental and health and safety claims and property damage claims, such as failure to comply with environmental regulations. These types of claims could also be made against our ethanol business based upon the acts or omissions of other persons. Serious claims could have a material negative impact on our results of operations, financial position and future cash flows.

Our business is not diversified.

Our financial results depend heavily on our ability to operate our ethanol plants profitably. Our lack of diversification could have a material negative impact on our results of operations, financial position and future cash flows should our ethanol plants operate unprofitably.

We may not be able to meet commitments to produce and sell ethanol.

We may, at times, sell our products with forward contracts. If we are unable to produce the products due to economic conditions, business interruption, or other factors, we may incur additional costs or have to obtain commodities at unfavorable prices to meet our contractual commitments. This could have a material adverse effect on our results of operations.

We may not be able to meet commitments to purchase commodities.

We may, at times, purchase certain commodities with forward contracts without a corresponding quantity of ethanol sold via forward contracts at known prices. Should ethanol and by-product prices decline to levels that would lead to significant unprofitable results of operations, we may incur additional costs and/or losses to meet our contractual commitments. This could have a material adverse effect on our results of operations.

Our revenue from the sale of distillers grains depends upon its continued market acceptance as an animal feed.

Distillers grains is a by-product from the fermentation of corn to produce ethanol. Antibiotics may be used during the fermentation process to control bacterial contamination; therefore, antibiotics may be present in small quantities in distillers grains marketed as animal feed. The U. S. Food and Drug Administration's Center for Veterinary Medicine has expressed concern about potential animal and human health hazards from the use of distillers grains as an animal feed due to the possibility of antibiotic residues. If the public became concerned about the impact of distillers grains in the food supply or as an acceptable animal feed, the market for distillers grains could be negatively impacted, which would have a negative impact on our results of operations. We may not be able to obtain a suitable replacement for antibiotics, should this be required, which would also negatively impact the market for distillers grains.

An estimated 37% of distillers grains produced in the United States were exported in 2024. The price of distillers grains has benefitted from the exports of the product. In recent years, certain countries have refused to import U.S. distillers grains for a variety of reasons. If export shipments are rejected or delayed, the market price for distillers grains would be negatively impacted, which would have a negative impact on our ethanol results of operations.

We extract distillers corn oil immediately prior to the production of distillers grains. Several studies are attempting to determine whether distillers corn oil extraction may impact the nutritional value of the resulting distillers grains. If it is determined that distillers corn oil extraction adversely impacts the nutritional energy content of distillers grains, the value of the distillers grains we sell may be negatively impacted, which would have a negative impact on our results of operations.

We face significant competition in the ethanol industry.

We face significant competition for new ethanol investment opportunities. Many of our competitors are larger and may have greater financial resources than we do. We must compete for investment opportunities based on our strategy of supporting and enhancing local development of ethanol plant opportunities. We may not be successful in competing for investment opportunities based on our strategy.

The ethanol industry is primarily comprised of entities that engage exclusively in ethanol production and large integrated grain companies that produce ethanol along with their base grain business. Several large oil companies have entered the ethanol production market. If these companies increase their ethanol plant ownership or if other oil companies seek to engage in direct ethanol production, there would be less of a need to purchase ethanol from independent producers such as our ethanol plants. No assurance can be given that our ethanol plants will be able to compete successfully or that competition from larger companies with greater financial resources will not have a materially adverse impact on the results of our ethanol operations.

We may face competition from foreign producers.

There is a risk of foreign competition in the ethanol industry. Brazil is presently the second largest producer of ethanol in the world. Brazil's ethanol production is mostly sugarcane based, and, depending on feedstock prices, may be cheaper to produce than corn-derived ethanol. Under the RFS, certain parties were obligated to meet an advanced biofuel standard.

In recent years, sugarcane-based ethanol imported from Brazil has been one of the most economical means for obligated parties to comply with this standard.

If significant additional foreign ethanol production capacity is created, such facilities could create excess supplies of ethanol, which may result in lower prices of ethanol. In addition, foreign ethanol producers may be able to produce ethanol at costs lower than ours. These risks could have significant adverse effects on our financial performance.

We are exposed to credit risk from our sales of ethanol and distillers grains to customers.

The inability of a customer to make payments to us for our accounts receivable may cause us to experience losses and may adversely impact our liquidity and our ability to make our payments when due.

We may not be able to hire and retain qualified personnel to operate our ethanol plants and carbon sequestration facility.

Our ability to attract and retain competent personnel has a significant impact on operating efficiencies and plant profitability. Competition for key plant employees in the ethanol industry can be intense, and there has been an increased demand for workers in the U.S. We may not be able to attract and retain qualified employees. Failure to do so could have a negative impact on our financial results at individual plants.

Our plants depend on an uninterrupted supply of energy and water to operate. Unforeseen plant shutdowns could harm our business.

Our plants require a significant and uninterrupted supply of natural gas, electricity and water to operate. We generally rely on third parties to provide these resources. If there is an interruption in the supply of energy or water for any reason, such as supply, delivery or mechanical problems and we are unable to secure an adequate alternative supply to sustain plant operations, we may be required to stop production. A production halt for an extended period of time could result in material losses.

We rely on information technology in our operations and financial reporting and any material failure, inadequacy, interruption or security breach of that technology could harm our ability to efficiently operate our business and report our financial results accurately and timely.

We rely heavily on information technology systems across our operations, including for management of inventory, purchase orders, production, invoices, shipping, accounting and various other processes and transactions. Our ability to effectively manage our business, coordinate the production, distribution and sale of our products and ensure the timely and accurate recording and disclosure of financial information depends significantly on the reliability and capacity of these systems. While we have taken appropriate precautions to protect our systems, and to date, we have not experienced any material adverse events related to a security breach or cyber-attack, the failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems through a cyber-attack or otherwise could cause delays and/or interruptions in plant operations, product sales, reduced efficiency of our operations and delays in reporting our financial results. Significant capital investments could be required to remediate any such problem. Security breaches of employee information or other confidential or proprietary data could also adversely impact our reputation and could result in litigation against us or the imposition of penalties.

We are exposed to potential business disruption from factors outside our control, including natural disasters, severe weather conditions, accidents, pandemic diseases, international disputes, tariffs, and unforeseen operational failures any of which could negatively affect our transportation operations and could adversely affect our cash flows and operating results.

Potential business disruption in available transportation due to natural disasters, severe weather conditions, the outbreak of a pandemic disease, significant track damage resulting from a train derailment, strikes or other interruptions by our transportation providers could result in delays in procuring and supplying raw materials to our ethanol facilities, or transporting ethanol and distillers grains to our customers. Such business disruptions may result in our inability to meet customer demand or contract delivery requirements, as well as the potential loss of customers.

We ship much of our products and receive a portion of our corn via rail, which involves risks involving potential regulatory changes that could adversely affect our cash flows and operating results.

A large portion of our ethanol and distillers grains sales are shipped via rail. In addition, we receive some corn via rail. Given the notoriety of recent major train derailments, it is possible that additional regulations could be enacted. Any changes to existing laws and regulations, or new laws and regulations, including voluntary measures taken by the rail industry, could result in higher shipping costs, or new requirements for the design, construction or operation of tank cars that transport hazardous materials, such as ethanol. In addition, any derailments involving our products could result in legal claims being brought against us that could involve significant liabilities.

We operate in a capital intensive industry. Limitations on external financing could adversely affect our financial performance.

We may need to incur additional financing to fund growth of our business or in times of increasing liquidity requirements (such as increases in raw material costs). Bankruptcy filings by several ethanol companies in past years and capital market volatility has reduced available capital for the ethanol industry. Any delays in obtaining additional financing, or our inability to do so, could have a material adverse impact on our financial results.

There is a risk of a pandemic that could spread into the United States and other countries.

During the early months of 2020, a new strain of COVID-19 spread into the United States and other countries. In an effort to contain the spread of this virus, there were various government mandated restrictions, in addition to voluntary privately implemented restrictions, including limiting public gatherings, retail store closures, restrictions on employees working and the quarantining of people who may have been exposed to the virus. The above actions led to reduced demand for ethanol. If in the future, this or other viruses surface, it could lead to prolonged production stoppages at our ethanol plants and could result in an adverse material impact on the results of operations and on our financial position.

Risks Related to our Refined Coal Operations

We believe our refined coal production company qualified to earn tax credits under IRC Section 45 through November 18, 2021. Although this operation has ceased, it remains subject to various risks and uncertainties. These include, but are not limited to, the risks and uncertainties as set forth below.

Availability of the tax credits under IRC Section 45.

Our ability to claim tax credits under IRC Section 45 depends upon our refined coal operation satisfying certain conditions set forth in IRC Section 45. The IRS could ultimately determine that our refined coal facility and/or its operations did not satisfy the conditions set forth in IRC Section 45. The federal production tax credits received through ownership of this facility, approximately $58.2 million, remain under IRS audit, and if we were to lose these tax credits, it could have a material adverse impact on our results of operations.

Our refined coal operation and its by-products may result in environmental and product liability claims and environmental compliance costs.

The construction and operation of refined coal operations were subject to Federal, state and local laws, regulations and potential liabilities arising under or relating to the protection or preservation of the environment, natural resources and human health and safety. Such laws and regulations generally require the operations and/or the utilities at which the operations are located to obtain and comply with various environmental registrations, licenses, permits, inspections and other approvals. Such laws and regulations also impose liability, without regard to fault or the legality of a party's conduct, on certain entities that are considered to have contributed to, or are otherwise involved in, the release or threatened release of hazardous substances into the environment. Such risk remains even after production ceases at an operation to the extent the environmental damage can be traced to the types of chemicals or compounds used or operations conducted in connection with the use of refined coal.

Our insurance may not cover all environmental risk and costs or may not provide sufficient coverage in the event of an environmental claim. If significant uninsured losses arise from environmental damage or product liability claims, or if the costs of environmental compliance increase for any reason, our results of operations and financial condition could be adversely affected.

We used patented technology.

As part of the operations, we paid a license fee for patented technology. If our third-party operator is subject to patent infringement claims, we may incur legal fees to defend our position and be subject to additional costs and fees.

Risks Related to REX and General Risk Factors

We have concentrations of cash deposits at financial institutions that exceed federal insurance limits.

We generally have cash deposits that exceed federal insurance limits. Should the financial institutions we deposit our cash in experience insolvency or other financial difficulty, our access to cash deposits could be limited. In extreme cases, we could lose our cash deposits entirely. This would negatively impact our liquidity and results of operations.

We may fail to realize the anticipated benefits of mergers, acquisitions, or other investments.

We intend to continue seeking growth opportunities. Acquisitions and similar transactions involve many risks that could harm our business, which include:

- The anticipated benefits of these transactions may not be fully realized, or take longer to realize than expected,
- Future acquisitions could result in operating losses or loss of investment,
- Future acquisitions may involve incurring debt to complete these transactions, which could have a material adverse effect on our financial condition,
- Future acquisitions may require us to invest a significant portion of our excess cash, which could have a material adverse effect on our financial condition,
- Our carbon sequestration investment may not be successful, and
- Our projects to reduce the carbon intensity scores at our ethanol plants may not prove to be successful.

Rising focus on environmental, social and corporate governance matters from investors and regulators may increase our operating costs, bring down the value of our products and assets, and impact our ability to access capital markets.

Global climate change continues to receive significant attention from the public and the scientific community concerning the impacts from human activity, particularly the impact of greenhouse gas emissions, such as those from carbon dioxide and methane. Added requirements to reduce greenhouse gas emissions may increase our production costs. In addition, legislation promoting alternatives to combustion engine vehicles could reduce the demand for our products.

Climate change is also thought by some to be the cause for an increase in extreme weather events such as increased intensity of storms, rising sea levels, as well as heavy rains or droughts in areas historically less prone to those events. Any of these events can have a significant impact on our operations or quality of raw materials we purchase, resulting in increased costs. At this time, we are unable to determine the financial impact of any potential adverse weather events caused by climate change.

In recent past years, certain institutional investors adopted environmental, social and governance guidelines (ESG), and encouraged additional consideration of ESG practices in a manner that could negatively impact our stock price if continued in the future. This may also result in a reduction of available capital funding for potential development projects, further impacting our future financial results.

Federal, state and local jurisdictions may challenge our tax return positions.

We use significant judgments, estimates and interpretation and application of complex tax laws in preparing the tax returns we file, and the positions contained therein. We believe that our tax return positions are fully supportable. However, certain positions may be successfully challenged by federal, state and local jurisdictions. We are currently undergoing a federal income examination related to tax credits claimed for the years ended January 31, 2015 through 2022. This could result in material additional income tax payments we would have to make and higher income tax expense in future periods.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our ability to effectively manage our business, coordinate the production, distribution and sale of our products and ensure the timely and accurate recording and disclosure of financial information depends significantly on the reliability and capacity of our information technology systems. While we have taken what we believe are appropriate precautions to protect our systems, and to date, we have not experienced any material adverse events related to a security breach or cyber-attack, the failure of these systems to operate effectively, the failure of our personnel to follow established procedures, problems with transitioning to upgraded or replacement systems, or a breach in security of these systems through a cyber-attack or otherwise could cause delays and/or interruptions in plant operations, product sales, reduced efficiency of our operations and delays in reporting our financial results.

As part of our routine and periodic overall risk management system or processes, we have incorporated various processes related to cybersecurity. Key cybersecurity controls, such as access controls, are included within our internal control framework that we assess annually as part of Management's Annual Report on Internal Control Over Financial Reporting. Additionally, periodic discussions are held with outsourced IT professionals for both corporate and consolidated plant environments to determine if appropriate actions are being taken to address potential risks. Through the assistance of our qualified third-party IT professionals, we have implemented numerous security measures, including, but not limited to, multi-factor authentication on critical systems, password requirements, access controls, and data encryption. Our IT policies and procedures include the expectations of all employees and all third parties who may be given access to our IT systems to maintain the security of our IT systems.

Our commitment to the overall security of our information technology systems starts at the highest levels of our Company, the Board of Directors and management. Management and the Board of Directors provide oversight surrounding cybersecurity. Management oversees internal controls and the company-wide risk assessment process. The Audit Committee is provided with regular updates by management regarding the control framework and whether any significant deficiencies or material weaknesses exist in the IT control environment. The Audit Committee is also tasked with determining the appropriate response to any submissions through the corporate whistleblower policy. The whistleblower policy includes the opportunity for employees of the Company to notify the Audit Committee confidentially and anonymously of any concerns regarding cybersecurity, in addition to any accounting, internal accounting controls or auditing matters. The audit committee will report any significant matters to the Board of Directors.

As of January 31, 2025, we had not identified an indication of a cybersecurity incident that would have a material impact on our business and consolidated financial statements.

Item 2. Properties

The information required by this Item 2 is set forth in Item 1 of this report under "Ethanol Investments" and "Facilities".

Item 3. Legal Proceedings

We are, from time to time, involved in various legal proceedings incidental to the conduct of our business. We believe that any current proceedings will not have a material adverse effect on our financial condition or results of operations.

Item 4.   <u>Mine Safety Disclosures</u>

Not Applicable.

<u>Information About Our Executive Officers</u>

Set forth below is certain information about each of our executive officers.

<u>Name</u>	<u>Age</u>	<u>Position</u>
Stuart Rose	70	Executive Chairman of the Board*
Zafar Rizvi	75	Chief Executive Officer and President*
Douglas Bruggeman	64	Vice President-Finance, Chief Financial Officer and Treasurer
Edward Kress	75	Secretary*

*Also serves as a director.

Stuart Rose was elected our Executive Chairman of the Board in 2015. Mr. Rose had served as our Chairman of the Board and Chief Executive Officer since our incorporation in 1984 as a holding company. Prior to 1984, Mr. Rose was Chairman of the Board and Chief Executive Officer of Rex Radio and Television, Inc., which he founded in 1980 to acquire the stock of a corporation which operated four retail stores.

Zafar Rizvi was elected Chief Executive Officer in 2015. Mr. Rizvi has been our President and Chief Operating Officer since 2010, was Vice President from 2006 to 2010, and from 1991 to 2006, Mr. Rizvi was our Vice President – Loss Prevention.

Douglas Bruggeman has been our Vice President–Finance and Treasurer since 1989 and was elected Chief Financial Officer in 2003. From 1987 to 1989, Mr. Bruggeman was our Manager of Corporate Accounting. Mr. Bruggeman was employed with the accounting firm of Ernst & Young prior to joining us in 1986.

Edward Kress has been our Secretary since 1984. Mr. Kress has been a partner of the law firm of Dinsmore & Shohl LLP (formerly Chernesky, Heyman & Kress P.L.L.), our legal counsel, since 1988. Mr. Kress has practiced law in Dayton, Ohio since 1974.


PART II


Item 5.   <u>Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities</u>

Shareholder Information

Our common stock is traded on the New York Stock Exchange under the symbol REX.

As of March 27, 2025, there were 62 holders of record of our common stock, including shares held in nominee or street name by brokers which, in turn, hold shares of stock for numerous beneficial owners.

Dividend Policy

The Company has no history of paying cash dividends on our common stock.

Issuer Purchases of Equity Securities

The following table provides information with respect to the Company's repurchase of its common stock during the period covered by this report:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
November 1-30, 2024	-	$ -	-	876,786
December 1-31, 2024	134,843	41.01	134,843	741,943
January 1-31, 2025	237,724	42.03	237,724	504,219
Total	372,567	$ 41.66	372,567	504,219

(1) On August 31, 2021, our Board of Directors increased our share repurchase authorization by an additional 1,500,000 shares (split-adjusted). At January 31, 2025, a total of 504,219 shares remained available to purchase under this authorization. Subsequent to January 31, 2025 the Company repurchased 281,709 shares for approximately $11.9 million through open market transactions. After these repurchases, a total of 222,510 shares remained available to purchase under existing board authorization.

On March 25, 2025, the Board of Directors authorized the repurchase from time to time of up to an additional 1,500,000 shares through open market transactions, privately negotiated transactions, or transactions by other means in accordance with applicable securities laws.

Equity Compensation Plans

Refer to Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters for information regarding shares authorized for issuance under equity compensation plans.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on our Common Stock against the cumulative total return of the S&P 500 Stock Index and a peer group comprised of Alto Ingredients, Inc. and Green Plains, Inc. for the period commencing January 31, 2020 and ended January 31, 2025. The graph assumes an investment of $100 in our Common Stock and each index on January 31, 2020 and reinvestment of all dividends.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100

REX American Resources Corporation — S&P 500 Index - Total Return — Ethanol Peer Group

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We have been an investor in ethanol production facilities beginning in 2006. We currently have equity investments in three ethanol production entities, two of which are majority ownership interests. We may make additional alternative energy investments in the future and are currently working on a carbon sequestration project near our One Earth Energy location.

Our ethanol operations are highly dependent on commodity prices, especially prices for corn, ethanol, distillers grains, distillers corn oil and natural gas, and availability of corn. As a result of price volatility for these commodities, our operating results can fluctuate substantially. The price and availability of corn is subject to significant fluctuations depending upon several factors that affect commodity prices in general, including crop conditions, the amount of corn stored on farms, weather, federal policy, foreign trade, tariffs, and international disruptions caused by wars or conflicts. Because the market prices of ethanol and distillers grains are not always directly related to corn prices (for example, demand for crude and other energy and related prices, the export market demand for ethanol and distillers grains, soybean meal prices, and the results of federal policy decisions and trade negotiations can impact ethanol and distillers grains prices), at times ethanol and distillers grains prices may not follow movements in corn prices and, in an environment of higher corn prices or lower ethanol or distillers grains prices, reduce the overall margin structure at the plants. As a result, at times, we may operate our plants at negative or minimally positive operating margins.

We expect our ethanol plants to produce approximately 2.9 gallons of denatured ethanol for each bushel of corn processed in the production cycle. We refer to the actual gallons of denatured ethanol produced per bushel of corn processed as the realized yield. We refer to the difference between the price per gallon of ethanol and the price per bushel of corn (divided by the realized yield) as the "crush spread." Should the crush spread decline, it is possible that our ethanol plants will generate operating results that do not provide adequate cash flows for sustained periods of time. In such cases, production at the ethanol plants may be reduced or stopped altogether in order to minimize variable costs at individual plants.

We attempt to manage the risk related to the volatility of commodity prices by utilizing forward corn and natural gas purchase contracts, forward ethanol, distillers grains and distillers corn oil sale contracts, and commodity futures agreements, as management deems appropriate. We attempt to match quantities of these sales contracts with an appropriate quantity of corn purchase contracts over a given period of time when we can obtain an adequate gross margin resulting from the crush spread inherent in the contracts we have executed. However, the market for future ethanol sales contracts generally lags the spot market with respect to ethanol prices. Consequently, we generally execute fixed price contracts for no more than four months into the future at any given time and we may lock in our corn or ethanol price without having a corresponding locked in ethanol or corn price for short durations of time. As a result of the relatively short period of time our fixed price contracts cover, we generally cannot predict the future movements in our realized crush spread for more than four months; thus, we are unable to predict the likelihood or amounts of future income or loss from the operations of our ethanol facilities.

We reported net income attributable to REX common shareholders of $58.2 million in fiscal 2024 compared to approximately $60.9 million in fiscal 2023. Our ethanol business had decreased profits in fiscal 2024 compared to fiscal 2023 primarily as a result of lower selling prices, offset partially by a decrease in corn and natural gas prices. The two largest drivers of ethanol profitability are corn and ethanol pricing, both of which experienced significant volatility within the year. Chicago Board of Trade corn prices per bushel ranged from a low of $3.62 in August 2024 to a high of $4.97 in January 2025. S&P Global Platts ethanol pricing per gallon ranged from a low of $1.38 in February 2024 to a high of $2.12 in June 2024.

One Earth Sequestration, LLC, a wholly owned subsidiary of One Earth Energy, LLC, is in the developmental stage of a carbon sequestration project near the One Earth Energy ethanol plant. A test well has been drilled to a total depth of approximately 7,100 feet, in which almost 2,000 feet of Mt. Simon Sandstone was encountered, which is the geological formation that is the region's primary carbon storage resource. Three-dimensional seismic testing has been performed, as well as geological modeling for predicting the movement of injected carbon and the plume area to determine maximum injection pressure, reservoir quality and storage capacity for the potential wells. In October 2022, we applied for a Class VI injection well permit for three wells with the EPA, and we continue to provide information to the EPA during the technical review of our application upon request. We currently expect the EPA to prepare a draft permit by the second quarter of 2025 and make a final permit decision by late in the third quarter of 2025, according to the EPA's Class VI Permit Tracker Dashboard on their website. We have now secured sufficient subsurface easements for the proposed first injection well to allow for sequestration of all the carbon emissions from the One Earth Energy ethanol plant for a minimum of 15 years. We also need to obtain a county special-use zoning permit for the sequestration site. In 2022, we began construction of a facility to capture, dehydrate, and compress carbon dioxide from the One Earth Energy ethanol plant to a state suitable for sequestration. While we have completed the construction of the capture and compression facility, testing has not yet been completed and we cannot begin construction of the pipeline or sequestration well until further permits and approvals are received.

In October 2023, we submitted an application to the ICC for a certificate of authority under the state's CO_2 Act to build a short pipeline to deliver carbon dioxide from the One Earth Energy ethanol plant to the proposed sequestration site. We have obtained easements from all of the necessary landowners for the use of their land for the pipeline for the first two wells. On May 26, 2024, however, the Illinois General Assembly passed the Safety and Aid for the Environment in Carbon Capture and Sequestration Act (Senate Bill 1289), which was signed by the governor in July 2024. The new legislation imposes additional safety, environmental and other requirements on obtaining permits and approvals for carbon capture and sequestration facilities in Illinois, including CO_2 pipelines. Further, the new legislation imposes a moratorium on the issuance of new certificates of authority for the construction of CO_2 pipelines until the earlier of the date federal CO_2 pipeline safety standards are finalized by the federal Pipeline and Hazardous Materials Safety Administration (PHMSA) or, subject to certain other conditions, July 1, 2026. As a result of this legislation, the ICC dismissed our application without prejudice, and we will be required to resubmit an application after rules are finalized or subsequent to July 1, 2026.

Although we have made meaningful progress and significant investments in the carbon sequestration project at One Earth Energy, we continue to work with the various government agencies involved to obtain all required permits and approvals, with no assurance of the ultimate success or timing of the project. Also see the discussion under "Trends and Uncertainties" on pages 26 and 27 of certain recently proposed legislation that, if enacted, could impact our carbon sequestration project.

We also intend to concurrently expand the One Earth ethanol plant. We received a construction permit from the EPA to increase production from 150 million gallons of ethanol per year to 175 million gallons of ethanol per year. Once we achieve that level of production, we intend to apply for another permit to 200 million gallons per year.

Finally, we continue to work to identify ways to reduce our CI score at the One Earth plant with the intention of maximizing tax credits available under the IRA. The IRA created a new Clean Fuel Production Credit, available for calendar years 2025 – 2027, which established a credit of approximately $0.02 per ethanol gallon per CI point reduction below a 50 CI score threshold to incentivize further increases in plant efficiencies within the industry. The U.S. Department of the Treasury has not yet issued final rules on qualification for 45Z tax credits.

The Company is reviewing certain aspects of the expansion portion of the project and its impact on the previously reported expected project costs. Due to this, along with permitting delays and the impact of inflation, we have increased the budget for both projects to approximately $220 million to $230 million, subject to further refinement as we move forward. We plan to pay for all costs from available cash. As of January 31, 2025, we had spent $55.7 million since inception and were contractually committed to spend an additional $0.9 million toward the carbon sequestration project. If the carbon sequestration project is successful, we believe we will qualify for tax credits under section 45Q of the Internal Revenue Code ("45Q"), based on tons of carbon sequestered, and section 45Z of the Internal Revenue Code ("45Z"), based on gallons of ethanol produced, as outlined in the IRA. However, 45Z credits are only available for calendar years 2025 – 2027 and the regulations have not yet been finalized by the U.S. Department of the Treasury. As of January 31, 2025, we had spent $59.9 million since inception and were contractually committed to spend an additional $8.7 million toward plant capacity expansion and ongoing efforts to reduce our CI scoring.

In May 2023, NuGen Energy, LLC, our majority owned ethanol plant in Marion, South Dakota, signed an agreement to be part of Summit Carbon Solutions' carbon capture and storage pipeline. Should Summit Carbon Solutions be able to obtain all necessary permits and approvals, the agreement would allow NuGen to share in the economic benefits of tax credits through the sale of the carbon dioxide output of its ethanol production facility for sequestration, as well as reduce its net carbon emissions. In March 2025, South Dakota signed a bill into law that bans the use of eminent domain in connection with carbon dioxide pipelines. This act could make the sequestration project for the NuGen Energy facility more difficult to materialize.

We plan to seek and evaluate various investment opportunities including ethanol and/or energy related, carbon sequestration, agricultural or other ventures we believe fit our investment criteria. We can make no assurances that we will be successful in our efforts to find such opportunities.

Ethanol Investments

In fiscal year 2006, we entered the ethanol industry by investing in several entities organized to construct and subsequently operate ethanol producing plants. We are invested in three entities as of January 31, 2025, utilizing equity investments.

The following table is a summary of our ethanol entity ownership interests at January 31, 2025:

Entity	Location	REX's Current Ownership Interest
One Earth Energy, LLC	Gibson City, IL	75.9%
NuGen Energy, LLC	Marion, SD	99.7%
Big River Resources, LLC:		
Big River Resources W Burlington, LLC	W. Burlington, IA	10.3%
Big River Resources Galva, LLC	Galva, IL	10.3%
Big River United Energy, LLC	Dyersville, IA	5.7%
Big River Resources Boyceville, LLC	Boyceville, WI	10.3%

The three entities own a total of six ethanol production facilities, which in aggregate shipped approximately 727 million gallons of ethanol over the twelve-month period ended January 31, 2025. REX's effective ownership of ethanol gallons shipped for the twelve-month period ended January 31, 2025, was approximately 294 million gallons.

Trends and Uncertainties

Renewable Fuel Standard II ("RFS II"), established in October 2010, has been an important factor in the growth of ethanol usage in the United States. In recent years, there has been much uncertainty in the enforcement of RFS II. When it was originally established, RFS II required the volume of "conventional" or corn derived ethanol to be blended with gasoline to increase each year until it reached 15.0 billion gallons in 2015 and required that it remain at that level through 2022. There are no established congressional target volumes beginning in 2023. The EPA has the authority to waive the biofuel mandate, in whole or in part, if there is inadequate domestic renewable fuel supply or the requirement severely harms the domestic economy or environment. In addition, under RFS II, a small refiner that processes less than 75,000 barrels of oil per day can petition the EPA for a waiver of their requirement to submit renewable identification numbers ("RINs"). The EPA, through consultation with the Department of Energy and the Department of Agriculture, can grant the refiner a full or partial waiver, or deny the waiver. The EPA issued 88 refinery exemptions for 2016-2018 compliance years, undercutting the statutory renewable fuel volumes by a total of 4.3 billion gallons. The EPA has not granted any small refinery waivers for 2019-2022 and has continued that stance in the proposed volumes for 2023-2025. There remain multiple ongoing legal challenges on how the EPA has handled the small refinery waivers. In July 2024, the U.S. Court of Appeals for the District of Columbia Circuit vacated many of the EPA's 2022 SRE denials. The EPA had denied 105 SREs in 2022. As a result of this Court ruling, the EPA has voluntarily moved to rescind the agency's 2023 denial of 26 SREs. During the previous Trump administration, the EPA granted more SREs than under other administrations. These and additional SREs could lead to decreased RIN values and ethanol pricing. As of March 2025, there were 156 SRE petitions pending.

The EPA has issued Renewable Fuel Standard volume obligations for calendar years 2023-2025. The volumes from conventional biofuels (which includes corn-based ethanol) were 15.0 billion gallons for 2023 through 2025. Additionally, in 2023, the EPA restored 250 million gallons previously waived. The EPA was required to propose RVOs for 2026 by November 2024, but the administration, at that time, indicated on July 8, 2024 an intention to propose RVOs for 2026 and beyond in March 2025, and finalize them in December 2025. The new administration has not yet provided an updated timeline for these rules.

The IRA may impact our business by creating a new Clean Fuel Production Credit, section 45Z of the Internal Revenue Code ("45Z"), available for years 2025 to 2027. The Clean Fuel Production Credit is established at approximately $0.02 per ethanol gallon per CI point reduction below a 50 CI score threshold. The Act also raises the carbon capture tax credit from $50 per metric ton to $85 per metric ton, under section 45Q of the Internal Revenue Code ("45Q"). Taxpayers may elect to be treated as making a payment against tax for 100% of the value of the 45Q credit ("direct pay") for the first five years, starting with the year a qualifying carbon sequestration facility is placed in service, but not beyond December 31, 2032. Companies may elect either the 45Q credit or the 45Z credit in periods in which both tax credits are available. Other potential impacts include (a) extending the biodiesel tax credit, which could impact our renewable corn oil values, as this co-product serves as a low-carbon feedstock for renewable diesel and biomass based diesel production; (b) creating a new tax credit for synthetic aviation fuel; (c) funding biofuel refueling infrastructure which could impact the availability of higher level ethanol blended fuel; and (d) provision for production and purchase credits for electric vehicles, which could impact the amount of internal combustion engines on the road over time, and ultimately reduce the demand for gasoline, diesel fuels and ethanol.

The IRA was enacted under the Biden Administration and there has been discussion of amending or reducing the benefits under the current administration.

In January 2025, the U.S. Department of Agriculture ("USDA") released an interim rule on 45Z tax credits titled "Technical Guidelines for Climate-Smart Agriculture Crops Used as Biofuel Feedstocks", or "CSA rule". The rule helps to connect climate-smart agriculture ("CSA") practices used in the production of feedstock crops with reductions in the carbon footprint of the biofuels industries, laying out how practices that reduce greenhouse gas emissions or sequester carbon will be scored, on a county-by-county basis. These practices to create climate-smart crops include practices such as no-till planting, cover crops and nitrogen inhibitors, which may be measured individually under the interim rule, rather than requiring bundling of practices. The interim rule is subject to a 60-day comment period with final resolution to be determined by the Trump administration.

Illinois Senate Bill 3968, which was introduced into the Illinois Senate and assigned to the Executive Senate Committee, would, if eventually enacted, ban carbon sequestration projects if they overlie, underlie, or pass through a sole-source aquifer, including the aquifer's upstream areas that are part of the aquifer's project review area, as identified by the U.S. EPA. On November 14, 2024, the Executive Senate Committee paused the bill until the Committee can gather additional information. Under the new legislative session in 2025, Illinois House Bill 3614 and Illinois Senate Bill 1723 were introduced using similar language as Senate Bill 3968 and were passed out of their respective subcommittees on March 18, 2025 and March 20, 2025, respectively. The first well for our proposed carbon sequestration project is located inside, but near the edge of, the Mahomet Sole Source Aquifer Project Review Area, within the Sangamon River near Fisher Upstream Area. It is approximately five miles north of the Sangamon River and nearly six miles outside of the mapped boundary of the Mahomet Aquifer, which has been designated as a sole source or principal aquifer by the U.S. EPA. We believe our second and third sequestration well sites are outside the Mahomet Sole Source Aquifer Project Review Area. The Company is closely monitoring this bill and any impact it would have on our sequestration project.

Additionally, see "One Earth Energy, LLC Carbon Sequestration and Plant Expansion" above for a discussion of certain other uncertainties associated with our Illinois carbon sequestration and plant expansion projects.

On August 10, 2017, we purchased, through a 95.35% owned subsidiary, the entire ownership interest of an entity that owned a refined coal facility. We began operating the refined coal facility immediately after the acquisition. As the plant was no longer eligible to receive federal production tax credits beginning on November 18, 2021, we ceased operations on that date and subsequently sold the facility. The federal production tax credits received through ownership of this facility, approximately $58.2 million, remain under IRS audit.

The United States exported an estimated 1.9 billion gallons of ethanol in 2024, up from approximately 1.4 and 1.3 billion gallons in 2023 and 2022, respectively. In 2024 and 2023, an estimated 12.2 and 10.8 million metric tons, respectively, of distillers grains were exported from the United States, which represented approximately 37% and 34% in 2024 and 2023, respectively, of U.S production. There has been much discussion around proposed and recently enacted tariffs by the United States and counter-tariffs and other trade restriction involving countries which have been large purchasers from our industry in the United States.

Should these trends and uncertainties continue, our future operating results could be impacted.

Results of Operations

The following table summarizes our results from operations (amounts in thousands):

	Fiscal Year	
	2024	**2023**
Net sales and revenue	$ 642,491	$ 833,384
Cost of sales	551,014	735,166
Gross profit	$ 91,477	$ 98,218
Income before income taxes	$ 92,872	$ 98,484
Provision for income taxes	$ (21,386)	$ (22,560)
Net income attributable to REX common shareholders	$ 58,167	$ 60,935

The following table summarizes net sales and revenue by product group (amounts in thousands):

	Fiscal Year	
	2024	**2023**
Ethanol	$ 496,411	$ 635,420
Dried distillers grains	101,432	139,173
Distillers corn oil	38,999	52,935
Modified distillers grains	4,896	5,584
Derivative financial instruments gains (losses)	424	(37)
Other	329	309
Total	$ 642,491	$ 833,384

The following table summarizes selected operating data:

	Fiscal Year	
	2024	**2023**
Average selling price per gallon of ethanol (net of hedging)	$ 1.71	$ 2.22
Gallons of ethanol sold (in millions)	289.7	285.9
Average selling price per ton of dried distillers grains	$ 160.37	$ 213.55
Tons of dried distillers grains sold	632,469	651,698
Average selling price per pound of distillers corn oil	$ 0.44	$ 0.60
Pounds of distillers corn oil sold (in millions)	88.1	87.5
Average selling price per ton of modified distillers grains	$ 69.93	$ 103.54
Tons of modified distillers grains sold	70,013	53,936

Comparison of Fiscal Years 2024 and 2023 (Consolidated Results)

Net Sales and Revenue – Ethanol and distillers corn oil quantities were relatively consistent between periods. We did have a change in mix between dried and modified distillers grains. However, weaker selling prices across all our products in fiscal year 2024 led to the overall decrease in sales of 23% between the two fiscal years.

Ethanol sales decreased in fiscal year 2024 compared to fiscal year 2023 as the average price per gallon decreased 23%, offset partially by an increase in gallons sold of 1%. The decrease in ethanol selling price resulted primarily from a decrease in corn prices as the market price for ethanol often correlates with the market price for corn.

Dried distillers grains sales decreased in fiscal year 2024 compared to fiscal year 2023, decreasing 27% year-over-year, as the average price per ton sold decreased 25%, as well as a decrease in tons sold of 3%. The decrease in the dried distillers grains selling price resulted primarily from a decrease in corn prices as dried distillers grains prices often correlate with corn pricing. The decrease in tons sold was offset by an increase in tons of modified distillers grains sold. Our consolidated plants' decisions to sell modified or dried distillers grains fluctuate from time to time based upon market conditions.

Distillers corn oil sales decreased 26% in fiscal year 2024 compared to fiscal year 2023 as the average selling price per pound decreased approximately 27%. The decrease in the distillers corn oil selling price resulted primarily from fluctuations in demand in the renewable biodiesel market which often reflects the price of soybean oil. The price decrease was partially offset by a negligible increase in pounds sold.

Modified distillers grains sales decreased 12% in fiscal year 2024 compared to fiscal year 2023 as the average selling price per ton sold decreased 32%, offset partially by an increase in tons sold of 30%. The decrease in the modified distillers grains selling price resulted primarily from a decrease in corn prices as distillers grain pricing often correlates with corn pricing. Our consolidated plants' decisions to sell modified or dried distillers grains fluctuate from time to time based upon market conditions.

Gains on derivative financial instruments were $0.4 million in fiscal year 2024, compared to insignificant losses in fiscal year 2023. Gains and losses are related to our risk management activities and were impacted by the price movements and types of contracts entered into at our consolidated ethanol plants.

Cost of Sales – Cost of sales for fiscal year 2024 decreased approximately $184.2 million, or 25%, over fiscal year 2023. Corn accounted for approximately 76% ($416.4 million) of our cost of sales during fiscal year 2024 compared to approximately 80% ($584.2 million) during fiscal year 2023. The cost of corn decreased due to lower corn prices, primarily attributable to two successive strong harvest seasons. These decreases were offset by a slight increase in the amount of corn used between the two periods. Natural gas accounted for approximately 4% ($22.6 million) of our cost of sales during fiscal year 2024 compared to approximately 4% ($31.7 million) during fiscal year 2023. The natural gas cost decrease was primarily attributable to a decrease in the cost per unit.

Gross Profit – As a result of the foregoing, gross profit for fiscal year 2024 decreased approximately $6.7 million, or 7%, from fiscal year 2023. Gross profit in fiscal year 2024 was approximately 14.2% of net sales and revenue, versus approximately 11.8% of net sales and revenue in fiscal year 2023.

We attempt to match quantities of ethanol, distillers grains and distillers corn oil sale contracts with an appropriate quantity of grain purchase contracts over a given period of time when we can obtain an adequate margin resulting from the crush spread inherent in the contracts we have executed. However, the market for future ethanol sales contracts generally lags the spot market with respect to ethanol price. Consequently, we generally execute fixed price contracts for no more than four months into the future at any given time and we may lock in our corn or ethanol price without having a corresponding locked in ethanol or corn price for short durations of time. As a result of the relatively short period of time our fixed price contracts cover, we generally cannot predict the future movements in our realized crush spread for more than four months. We utilize derivative financial instruments, primarily exchange traded commodity future contracts and swaps, in conjunction with our grain procurement and commodity marketing activities.

Selling, General and Administrative ("SG&A") Expenses – SG&A expenses for fiscal year 2024 were approximately $27.1 million (4.2% of net sales and revenue), a decrease of approximately $2.2 million or 8% from approximately $29.4 million (3.5% of net sales and revenue) for fiscal year 2023. The dollar decrease compared to the prior year is primarily related to restricted stock awards granted to certain executive officers in the second quarter of 2023, which were expensed upon issuance.

Equity in Income of Unconsolidated Ethanol Affiliates – During fiscal years 2024 and 2023, we recognized income of approximately $9.4 million and $13.9 million, respectively, from our equity investment in Big River Resources, LLC ("Big River"). Our investment in Big River, which has interests in four ethanol production plants, represents an effective ownership of approximately 39.0 million gallons of ethanol shipped in the trailing twelve months ended January 31, 2025.

We expect the operating experience of Big River to be generally consistent with the trends in crush spread margins described in the "Overview" section as Big River's results are dependent on the same key drivers as our other ethanol investments (ethanol, corn, dried distillers grains and natural gas pricing).

Interest and Other Income – Interest and other income for fiscal year 2024 was approximately $19.2 million compared to approximately $15.7 million for fiscal year 2023. One of our consolidated ethanol plants recognized $1.2 million in patronage income from an investment in a cooperative in the first quarter of 2024. During 2023, the Company's consolidated plants received COVID-19 relief grants from the USDA of approximately $1.0 million that did not repeat in 2024. The remaining change between the periods related to increased interest income in the current year based upon higher balances and yields on our excess cash and short-term investments in fiscal year 2024, compared to 2023.

Income Before Income Taxes – As a result of the foregoing, income before income taxes was approximately $92.9 million for fiscal year 2024 versus approximately $98.5 million for fiscal year 2023.

Provision for Income Taxes – Our effective tax rate was a provision of 23.0% and 22.9% for fiscal years 2024 and 2023, respectively. Our effective rate is impacted by the noncontrolling interests of the companies we consolidate, as we recognize 100% of their income or loss before income taxes and noncontrolling interests and only provide an income tax provision or benefit for our portion of the subsidiaries' income or loss. During both fiscal years 2024 and 2023, our effective tax rate increased 2.2% (approximately $2.1 million and $2.2 million, respectively), as a result of section 162M compensation limitations.

Net Income – As a result of the foregoing, net income was approximately $71.5 million for fiscal year 2024 versus approximately $75.9 million for fiscal year 2023.

Net income Attributable to Noncontrolling Interests – Income attributable to noncontrolling interests was approximately $13.3 million and $15.0 million during fiscal years 2024 and 2023, respectively, and represents the other owners' share of the income of NuGen and One Earth.

Net Income Attributable to REX Common Shareholders – As a result of the foregoing, net income attributable to REX common shareholders was approximately $58.2 million for fiscal year 2024 compared to $60.9 million for fiscal year 2023.

Comparison of Fiscal Years 2023 and 2022

See "Item 7 Management's discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2024.

Liquidity and Capital Resources

Our primary sources of cash have been income from operations. Our primary uses of cash have been capital expenditures at our ethanol plants and carbon sequestration project, stock repurchases, and payments to noncontrolling interests holders.

Outlook – Our cash and short-term investments balance of approximately $359.1 million at January 31, 2025 included approximately $322.7 million held by One Earth and NuGen. We expect that One Earth and NuGen will use a majority of their cash for working capital needs, capital expenditures, general corporate purposes and dividend payments. We expect our equity method investee to limit the payment of dividends based upon their working capital and capital expenditure needs.

We are investigating various uses of our excess cash. One Earth Energy is currently working on carbon sequestration and plant expansion projects and is expected to have related capital expenditure needs. Our current budget for both projects is approximately $220 million to $230 million, subject to further refinement as we move forward. We plan to pay for all costs from available cash. As of January 31, 2025, we have spent $55.7 million since inception and are contractually committed to spend an additional $0.9 million toward the carbon sequestration project. As of January 31, 2025, we have spent $59.9 million since inception and are contractually committed to spend an additional $8.7 million toward plant capacity expansion and CI scoring reduction efforts. For all projects, we plan to spend $50 million to $70 million during fiscal year 2025.

We have a stock buyback program in place. During fiscal year 2024, we purchased 372,567 shares for $15.5 million. Subsequent to January 31, 2025 the Company repurchased 281,709 shares for approximately $11.9 million through open market transactions. After these repurchases, a total of 222,510 shares remained available to purchase under existing board authorization. On March 25, 2025, the Board of Directors authorized the repurchase from time to time of up to an additional 1,500,000 shares through open market transactions, privately negotiated transactions, or transactions by other means in accordance with applicable securities laws. We typically repurchase our common stock when our stock price is trading at prices we deem to be a discount to the underlying value of our net assets.

We plan to seek and evaluate various investment opportunities including ethanol and/or energy related, carbon sequestration related, agricultural or other ventures we believe fit our investment criteria.

Operating Activities – Net cash provided by operating activities was approximately $64.2 million for fiscal year 2024 compared to approximately $128.0 million in fiscal year 2023. During fiscal year 2024, operating cash flow was provided by net income of approximately $71.5 million and adjustments of approximately $20.2 million, which consisted of depreciation, amortization of operating lease right-of-use assets, stock-based compensation expense, income from equity method investments, interest income from investments, loss on sale of property and equipment, and the deferred income tax provision. Big River paid dividends to REX of approximately $8.5 million during fiscal year 2024. Accounts receivable decreased approximately $1.7 million, primarily a result of the timing of products shipped and the receipt of customer payments at One Earth and NuGen. Inventory increased approximately $4.7 million, primarily a result of an increase in the bushels of corn in stock at January 31, 2025 compared to January 31, 2024, offset by a decrease in the amount of ethanol finished goods in storage over the same period. Prepaid expenses and other assets increased approximately $14.9 million, primarily related to prepayments on certain executed utility equipment agreements, offset by a decrease in property taxes refundable due to the timing of payments, and decreases in spare parts inventory. Accounts payable decreased approximately $14.7 million, primarily a result of the timing of inventory receipts and vendor payments. Refundable income taxes increased $0.7 million as a result of the timing of estimated tax payments. Long-term taxes payable increased $4.3 million to reflect the amount the recorded uncertain tax positions exceeded the remaining unused credits they are recorded against. Accrued expenses and other liabilities decreased approximately $7.0 million, which was primarily a result of operating lease payments of approximately $5.5 million and a decrease in accrued payroll and related items of $0.4 million, and other decreases of approximately $1.1 million.

Net cash provided by operating activities was approximately $128.0 million for fiscal year 2023. During fiscal year 2023, operating cash flow was provided by net income of approximately $75.9 million and adjustments of approximately $20.2 million, which consisted of depreciation, amortization of operating lease right-of-use assets, stock-based compensation expense, income from equity method investments, interest income from investments, loss on sale of property and equipment, and the deferred income tax provision. Big River paid dividends to REX of approximately $12.0 million during fiscal year 2023. Accounts receivable decreased approximately $2.0 million, primarily a result of the timing of products shipped and the receipt of customer payments at One Earth and NuGen. Inventory decreased approximately $21.8 million, primarily a result of smaller quantities of work-in-process materials and lower per unit costs at January 31, 2024. Prepaid expenses and other assets increased approximately $4.5 million, primarily a result of increases in spare parts of approximately $1.3 million, prepaid insurance of $0.3 million, refundable property taxes of approximately $0.5 million, hedging of $1.8 million and the fair values of forward purchase contracts of approximately $0.5 million. Accounts payable increased approximately $7.9 million, primarily a result of the timing of inventory receipts and vendor payments. Refundable income taxes increased $2.8 million as a result of the timing of estimated tax payments. Accrued expenses and other liabilities decreased approximately $4.5 million, which was primarily a result of operating lease payments of approximately $5.4 million and a decrease in accrued income taxes of $2.0 million, partially offset by an increase in accrued payroll of approximately $3.8 million.

Investing Activities – Net cash used in investing activities was approximately $72.9 million during fiscal year 2024 compared to net cash provided by investing activities of approximately $28.4 million during fiscal year 2023. Capital expenditures in fiscal year 2024 totaled approximately $71.3 million, primarily for various capital projects at our consolidated ethanol plants, including $34.9 million for expansion and CI scoring reduction projects at the One Earth facility and $26.6 million for the carbon sequestration project. During fiscal year 2024, we used cash of approximately

$372.3 million for purchases of short-term investments and received cash of approximately $370.4 million related to the maturity of these types of these investments.

Net cash provided by investing activities was approximately $28.4 million during fiscal year 2023. Capital expenditures in fiscal year 2023 totaled approximately $37.7 million, primarily for various capital projects at our consolidated ethanol plants, including $14.4 million for expansion and CI scoring reduction projects at the One Earth facility and $15.5 million for the carbon sequestration project. During fiscal year 2023, we used cash of approximately $448.5 million for purchases of short-term investments and received cash of approximately $514.6 million related to the maturity of these types of these investments.

Financing Activities – Net cash used in financing activities was approximately $18.5 million during fiscal year 2024 compared to approximately $4.3 million for fiscal year 2023. During fiscal year 2024, we purchased approximately 373,000 shares of our common stock for approximately $15.5 million in open market transactions, of which $0.8 million was paid for subsequent to January 31, 2025. During fiscal year 2024, we used cash of approximately $3.7 million to purchases shares from and pay dividends to noncontrolling members of the consolidated entities.

Net cash used in financing activities was approximately $4.3 million during fiscal year 2023, which was used to pay dividends to noncontrolling members of the consolidated entities.

Based on our forecasts, which are primarily based on estimates of plant production, prices of ethanol, corn, distillers grains, distillers corn oil and natural gas as well as other assumptions, management believes that cash flow from operating activities together with working capital will be sufficient to meet One Earth's and NuGen's respective liquidity needs. However, if a material adverse change in the financial position of One Earth or NuGen should occur, or if actual sales or expenses are substantially different than what has been forecasted, One Earth's and NuGen's liquidity, and ability to fund future operating and capital requirements could be negatively impacted.

Approximately 2.7% of our net assets are restricted pursuant to the terms of various loan agreements of Big River, our equity method investee, as of January 31, 2025. None of our consolidated subsidiaries or the parent company have restricted net assets related to loan agreements at January 31, 2025.

Contractual Obligations and Commitments

In the ordinary course of business, we enter into agreements under which we are legally obligated to make future cash payments. These agreements include obligations related to purchasing inventory and natural gas and leasing rail cars. Aggregate minimum lease payments under the operating lease agreements for future fiscal years as of January 31, 2025 totaled $24.0 million, with $6.8 million payable in the next twelve months. Refer to Note 7 – Leases included in the notes to consolidated financial statements for more information. As of January 31, 2025, we had contracted future purchases of corn, natural gas, natural gas pipeline lease and other contracts for capital expenditures at our ethanol plants valued at approximately $131.7 million, with $124.4 million payable in the next twelve months. Refer to Note 11 – Commitments included in the notes to consolidated financial statements for more information.

Seasonality and Quarterly Fluctuations

Our business is directly affected by the supply and demand for ethanol. The demand for ethanol typically increases during the spring and summer months and during holiday travel.

Critical Accounting Policies

We believe the application of the following accounting policies, which are important to our financial position and results of operations, require significant assumptions, judgments and estimates on the part of management. We base our assumptions, judgments, and estimates on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented in accordance with generally accepted accounting principles (GAAP). However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Further, if different assumptions, judgments and estimates had been used, the results could have been different and such differences could be material. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 to the Consolidated Financial Statements.

Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition – We recognize sales of ethanol, distillers grains and distillers corn oil when obligations under the terms of the respective contracts with customers are satisfied; this occurs with the transfer of control of products, generally upon shipment from the ethanol plant or upon loading of the rail car used to transport the products.

Impairment of Long-Lived Assets – We review our long-lived assets, consisting of property and equipment, equity method investments and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. We assess long-lived assets for impairment by first determining the forecasted, undiscounted cash flows the asset group is expected to generate. If this total is less than the carrying value of the asset, we will then determine the fair value of the asset group. An impairment loss would be recognized in the amount by which the carrying amount of the asset exceeded the fair value of the asset. Significant management judgement is required to determine the fair value of long-lived assets, which includes discounted cash flows. Such estimates could be significantly affected by future changes in market conditions. We recorded no impairment charges in fiscal year 2024, 2023, or 2022.

Income Taxes – Income taxes are recorded based on the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes, net of valuation allowances. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and other expectations about future outcomes. Changes in existing regulatory tax laws and rates and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. We have established valuation allowances for certain state net operating loss carryforwards. We assessed all available positive and negative evidence to determine whether we expect sufficient future taxable income will be generated to allow for the realization of existing federal deferred tax assets. We believe there is sufficient objectively verifiable income for management to conclude that it is more likely than not that the Company will utilize available federal deferred tax assets prior to their expiration. However, realization of these deferred tax assets is not certain. Changes in our current estimates for factors such as unanticipated market conditions and legislative developments could have a material effect on our ability to utilize deferred tax assets.

New Accounting Pronouncements

For information related to recent accounting pronouncements, see Note 1 of the Notes to the Consolidated Financial Statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of market fluctuations associated with commodity prices as discussed below.

Commodity Price Risk

We manage a portion of our risk with respect to the volatility of commodity prices inherent in the ethanol industry by using forward purchase and sale contracts. At January 31, 2025, One Earth and NuGen combined had purchase commitments for approximately 24.4 million bushels of corn, the principal raw material for their ethanol plants. At January 31, 2025, One Earth and NuGen combined had purchase commitments for approximately 0.8 million MmBtu of natural gas. At January 31, 2025, One Earth and NuGen had combined sales commitments for approximately 51.2 million gallons of ethanol, 88,000 tons of distillers grains and 12.0 million pounds of distillers corn oil. Not all of our commitments are at fixed price. Our exposures to market risk, which include the impact of our risk management activities, are based on the estimated effect on pre-tax income starting on January 31, 2025, are as follows (amounts in thousands):

Commodity	Estimated Total Volume for the Next 12 Months	Unit of Measure	Decrease in Pre-tax Income From a 10% Adverse Change in Price
Ethanol	295,000	Gallons	$ 48,926
Corn	102,100	Bushels	$ 42,270
Distillers Grains	720	Tons	$ 8,799
Distillers Corn Oil	88,500	Pounds	$ 3,400
Natural Gas	7,400	MmBtu	$ 2,784

Item 8. Financial Statements and Supplementary Data
REX AMERICAN RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	January 31,	
ASSETS	2025	2024
CURRENT ASSETS:		
Cash and cash equivalents	$ 196,255	$ 223,397
Short-term investments	162,820	155,260
Accounts receivable	21,511	23,185
Inventory	31,676	26,984
Refundable income taxes	6,445	5,728
Prepaid expenses and other	17,112	17,549
Total current assets	435,819	452,103
Property and equipment - net	210,683	155,587
Operating lease right-of-use assets	20,985	13,038
Other assets	16,721	9,138
Equity method investments	35,800	34,936
TOTAL ASSETS	$ 720,008	$ 664,802
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable – trade (includes $1.4 million and $5.8 million with related parties at January 31, 2025 and 2024, respectively)	$ 28,337	$ 42,073
Current operating lease liabilities	5,746	4,469
Accrued expenses and other current liabilities	16,360	19,717
Total current liabilities	50,443	66,259
LONG-TERM LIABILITIES:		
Deferred taxes	3,562	1,598
Long-term operating lease liabilities	15,367	8,378
Long-term taxes payable	4,334	-
Other long-term liabilities	2,700	970
Total long-term liabilities	25,963	10,946
COMMITMENTS AND CONTINGENCIES (Notes 11 and 13)		
EQUITY:		
REX shareholders' equity:		
Common stock, at $0.01 par value; 45,000 shares authorized; 29,853 shares issued	299	299
Paid in capital	6,470	3,769
Retained earnings	759,928	701,761
Treasury stock, 12,659 and 12,350 shares, respectively	(206,360)	(191,911)
Total REX shareholders' equity	560,337	513,918
Noncontrolling interests	83,265	73,679
Total equity	643,602	587,597
TOTAL LIABILITIES AND EQUITY	$ 720,008	$ 664,802

See notes to consolidated financial statements.

REX AMERICAN RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Amounts)

	Years Ended January 31,		
	2025	**2024**	**2023**
Net sales and revenue	$ 642,491	$ 833,384	$ 855,000
Cost of sales (includes $99.2 million, $117.0 million and $135.4 million with related parties for the years ended January 31, 2025, 2024 and 2023, respectively)	551,014	735,166	806,398
Gross profit	91,477	98,218	48,602
Selling, general and administrative expenses	(27,148)	(29,379)	(22,827)
Equity in income of unconsolidated affiliates	9,385	13,921	8,745
Interest and other income, net	19,158	15,724	12,959
Income before income taxes	92,872	98,484	47,479
Provision for income taxes	(21,386)	(22,560)	(9,542)
Net income	71,486	75,924	37,937
Net income attributable to noncontrolling interests	(13,319)	(14,989)	(10,240)
Net income attributable to REX common shareholders	$ 58,167	$ 60,935	$ 27,697
Weighted average shares outstanding – basic	17,636	17,482	17,638
Basic net income per share attributable to REX common shareholders	$ 3.30	$ 3.49	$ 1.57
Weighted average shares outstanding – diluted	17,636	17,576	17,638
Diluted net income per share attributable to REX common shareholders	$ 3.30	$ 3.47	$ 1.57

See notes to consolidated financial statements.

REX AMERICAN RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2025, 2024 AND 2023
 (Amounts in Thousands)

| | REX Shareholders | | | | | | | |
| | Common Shares Issued | | Treasury | | Paid-in | Retained | Noncontrolling | Total |
	Shares	Amount	Shares	Amount	Capital	Earnings	Interest	Equity
Balance at January 31, 2022	29,853	$ 299	12,092	$ (181,114)	$ -	$ 611,607	$ 56,770	$ 487,562
Net income						27,697	10,240	37,937
Treasury stock acquired			472	(13,012)				(13,012)
Noncontrolling interests distribution and other							(3,998)	(3,998)
Issuance of equity awards and stock-based compensation expense	-	-	(101)	405	578	1,522	-	2,505
Balance at January 31, 2023	29,853	299	12,463	(193,721)	578	640,826	63,012	510,994
Net income						60,935	14,989	75,924
Capital contributions							22	22
Noncontrolling interests distribution and other							(4,344)	(4,344)
Issuance of equity awards and stock-based compensation expense	-	-	(113)	1,810	3,191	-	-	5,001
Balance at January 31, 2024	29,853	299	12,350	(191,911)	3,769	701,761	73,679	587,597
Net income						58,167	13,319	71,486
Treasury stock acquired			373	(15,522)				(15,522)
Noncontrolling interests distribution and other							(3,733)	(3,733)
Issuance of equity awards and stock-based compensation expense	-	-	(64)	1,073	2,701	-	-	3,774
Balance at January 31, 2025	29,853	$ 299	12,659	$ (206,360)	$ 6,470	$ 759,928	$ 83,265	$ 643,602

See notes to consolidated financial statements.

REX AMERICAN RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Years Ended January 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 71,486	$ 75,924	$ 37,937
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	15,927	17,794	17,976
Amortization of operating lease right-of-use assets	5,788	5,245	5,328
Stock-based compensation expense	3,638	6,209	1,930
Income from equity method investments	(9,385)	(13,921)	(8,745)
Dividends received from equity method investments	8,521	12,030	6,266
Interest income from investments	(5,576)	(10,008)	(2,839)
Loss (gain) on disposal of real estate and property and equipment	50	243	(102)
Deferred income tax	9,802	14,627	915
Changes in assets and liabilities:			
Accounts receivable	1,674	1,977	659
Inventory	(4,692)	21,760	(6,519)
Prepaid expenses and other assets	(14,946)	(4,495)	(452)
Income taxes refundable	(717)	(2,766)	3,715
Accounts payable – trade	(14,724)	7,868	1,478
Long-term taxes payable	4,334	-	-
Accrued expenses and other liabilities	(6,988)	(4,517)	(2,752)
Net cash provided by operating activities	64,192	127,970	54,795
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(71,318)	(37,663)	(15,578)
Purchases of short-term investments	(372,341)	(448,507)	(399,350)
Maturities of short-term investments	370,357	514,586	216,735
Proceeds from sale of real estate and property and equipment	262	29	5
Deposits	180	(43)	(319)
Net cash (used in) provided by investing activities	(72,860)	28,402	(198,507)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Treasury stock acquired	(14,741)	-	(13,012)
Capital contributions from minority investor	-	22	-
Payments to noncontrolling interests holders	(3,733)	(4,344)	(3,997)
Net cash used in financing activities	(18,474)	(4,322)	(17,009)
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS			
AND RESTRICTED CASH	(27,142)	152,050	(160,721)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH-Beginning of year	223,397	71,347	232,068
CASH, CASH EQUIVALENTS AND RESTRICTED CASH-End of year	$ 196,255	$ 223,397	$ 71,347
Non-cash financing activities-Stock awards issued	$ 2,172	$ 965	$ 1,539
Non-cash financing activities-Stock awards accrued	$ 2,037	$ 2,172	$ 965
Non-cash financing activities-Stock repurchases accrued	$ 781	$ -	$ -
Non-cash investing activities-Accrued capital expenditures	$ 1,152	$ 918	$ 425
Non-cash investing activities-Capital additions transferred from prepaid expenses	$ 217	$ -	$ -
Right-of-use assets acquired and liabilities incurred upon lease execution	$ 13,734	$ 3,210	$ 9,321
Reconciliation of total cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 196,255	$ 223,397	$ 69,612
Restricted cash	-	-	1,735
Total cash, cash equivalents and restricted cash	$ 196,255	$ 223,397	$ 71,347

See notes to consolidated financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Principles of Consolidation – The accompanying financial statements consolidate the operating results and financial position of REX American Resources Corporation and its wholly-owned and majority owned subsidiaries (the "Company" or "REX"). All intercompany balances and transactions have been eliminated. As of January 31, 2025, the Company owns interests in three operating entities – two are consolidated and one is accounted for using the equity method of accounting. The results of One Earth are included on a delayed basis of one month lag as One Earth has a fiscal year end of December 31. The other consolidated entity has the same fiscal year end as the parent company.

Stock Split – On June 21, 2022, the Board of Directors of the Company adopted resolutions declaring a three-for-one split of the Company's Common Stock to be effectuated in the form of a 200% stock dividend, payable on August 5, 2022 to stockholders of record at the close of business on July 29, 2022. The stock split has been retroactively reflected in the accompanying consolidated financial statements.

Fiscal Year – All references in these consolidated financial statements to a particular fiscal year are to the Company's fiscal year ended January 31. The Company refers to its fiscal year by reference to the year immediately preceding the January 31 fiscal year end date. For example, "fiscal year 2024" means the period February 1, 2024 to January 31, 2025.

Segments – The Company has one reportable segment, ethanol and by-products. Within the ethanol and by-products segment, the Company has equity investments in three ethanol limited liability companies, two of which are majority ownership interests.

In applying the criteria set forth in ASC 280, *Segment Reporting*, the Company determined that based on the nature of the products and production process and the expected financial results, the Company's operations at its ethanol plants are aggregated into one reporting segment.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – Cash equivalents are principally short-term investments with original maturities of three months or less. The carrying amount of cash equivalents approximates fair value.

Concentration of Risk – The Company maintains cash and cash equivalents in accounts with financial institutions which exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company does not believe there is significant credit risk related to its cash and cash equivalents.

The Company sells its products to a limited number of larger commercial buyers, which may increase the chance of loss due to non-performance by a counterparty. Ten (fiscal year 2024), nine (fiscal year 2023), and eight (fiscal year 2022) customers accounted for approximately 92%, 92%, and 90% of the Company's net sales and revenue during fiscal years 2024, 2023, and 2022, respectively. At January 31, 2025 and 2024, six customers in each period represented approximately 92% and 93%, respectively, of the Company's accounts receivable balance. The Company has not experienced any significant losses in such accounts.

Trade Receivables — Trade receivables are recorded at their estimated net realizable value. Accounts are considered past due if payment is not received on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off in the period they are determined to be uncollectible. As of January 31, 2025 and 2024, the Company believes that all amounts are collectible and an allowance for credit losses was not considered necessary.

Inventory – Inventories are carried at the lower of cost or net realizable value. Cost for all inventories is determined using the first-in, first-out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonable predictable costs of completion, disposal and transportation. Inventory includes direct production costs and certain overhead costs such as depreciation, property taxes and utilities related to producing ethanol and related by-product. Inventory is permanently written down for instances when cost exceeds estimated net realizable value; such write-downs are based primarily upon commodity prices as the market value of inventory is often dependent upon changes in commodity prices. The Company recorded approximately $0.1 million and $0.8 million of inventory write-downs in cost of sales at January 31, 2025 and January 31, 2024, respectively. Fluctuations in the write-down of inventory generally relate to the levels and composition of such inventory at a given point in time and commodity prices. The components of inventory are as follows (amounts in thousands):

| | January 31, | |
	2025	2024
Ethanol and other finished goods	$ 4,923	$ 9,102
Work in process	5,185	5,299
Grain and other raw materials	21,568	12,583
Total	$ 31,676	$ 26,984

Property and Equipment – Property and equipment is recorded at cost or the fair value on the date of acquisition (for property and equipment acquired in a business combination). Depreciation is computed using the straight-line method. Estimated useful lives are 15 to 40 years for buildings and improvements, and 3 to 20 years for machinery, fixtures and equipment.

The components of property and equipment are as follows (amounts in thousands):

| | January 31, | |
	2025	2024
Land and improvements	$ 34,112	$ 32,403
Buildings and improvements	24,026	23,810
Machinery, equipment and fixtures	318,399	307,326
Construction in progress	94,010	37,334
Total property and equipment	470,547	400,873
Less: accumulated depreciation	(259,864)	(245,286)
Total property and equipment, net	$ 210,683	$ 155,587

Impairment of Long-Lived Assets

In accordance with ASC 360-05, *Impairment or Disposal of Long-Lived Assets*, the Company reviews its long-lived assets, consisting of property and equipment, equity method investments and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The Company assesses long-lived assets for impairment by first determining the forecasted, undiscounted cash flows the asset group is expected to generate. If this total is less than the carrying value of the asset, the Company will then determine the fair value of the asset group. An impairment loss would be recognized in the amount by which the carrying amount of the asset exceeded the fair value of the asset. Significant management judgement is required to determine the fair value of long-lived assets, which includes discounted cash flows. Such estimates could be significantly affected by future changes in market conditions. The Company recorded no impairment charges in fiscal years 2024, 2023, and 2022.

Depreciation expense was approximately $15.9 million, $17.8 million, and $18.0 million in fiscal years 2024, 2023, and 2022, respectively.

Investments – The method of accounting applied to long-term investments, whether consolidated, equity or cost, involves an evaluation of the significant terms of each investment that explicitly grant or suggest evidence of control or influence over the operations of the investee and also includes the identification of any variable interests in which the Company is the primary beneficiary. The Company accounts for investments in limited liability companies in which it may have a less than 20% ownership interest, using the equity method of accounting when the factors discussed in ASC 323, *Investments-Equity Method and Joint Ventures* ("ASC 323"), are met. The excess of the carrying value over the underlying equity in the net assets of equity method investees is allocated to specific assets and liabilities. Investments in businesses that the Company does not control but for which it has the ability to exercise significant influence over operating and financial matters are accounted for using the equity method. The Company accounts for its investment in Big River using the equity method of accounting and includes the results of Big River on a delayed basis of one month as it has a fiscal year end of December 31.

The Company periodically evaluates its investments for impairment due to declines in market value considered to be other than temporary. Such impairment evaluations include, in addition to persistent, declining market prices, general economic and company-specific evaluations. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in the Consolidated Statements of Operations and a new cost basis in the investment is established.

Short-term investments, consisting of U.S. government obligations, are considered held-to-maturity, and therefore are carried at amortized historical cost.

Revenue Recognition – The Company recognizes sales of ethanol, distillers grains and distillers corn oil when obligations under the terms of the respective contracts with customers are satisfied; this occurs with the transfer of control of products, generally upon shipment from the ethanol plant or upon loading of the rail car used to transport the products.

Cost of Sales – Cost of sales includes depreciation, costs of raw materials, third-party freight charges, purchasing and receiving costs, inspection costs, other distribution expenses, warehousing costs, plant repair and maintenance costs, plant management, certain compensation costs and general facility overhead charges.

SG&A Expenses – The Company includes non-production related costs such as professional fees, selling charges, operating lease expense, and certain payroll in SG&A expenses.

Change in Accounting Principles – Effective during fiscal year 2023, the Company changed the method of accounting for shipping and handling costs for products sold to customers from recorded within "Selling, general and administrative expenses" to recorded within "Cost of sales" on the accompanying Consolidated Statements of Operations. While both presentations are allowable under accounting principles generally accepted in the United States of America, the Company believes that this change in classification is preferable because it improves the comparability of gross margin between periods and among industry peers.

The following tables show the effect of the retrospective change to the Consolidated Statements of Operations previously presented:

	Year Ended January 31, 2023		
	As Previously Reported	Effect of Change	As Currently Reported
Cost of sales	$ 800,269	$ 6,129	$ 806,398
Gross profit	$ 54,731	$ (6,129)	$ 48,602
Selling, general and administrative	$ (28,956)	$ 6,129	$ (22,827)

Financial Instruments – Certain of the forward corn purchase and ethanol, distillers grains and distillers corn oil sale contracts are accounted for under the "normal purchases and normal sales" scope exemption of ASC 815, *Derivatives and Hedging* ("ASC 815")*,* because these arrangements are for purchases of grain that will be delivered in quantities expected to be used and sales of ethanol, distillers grains and distillers corn oil that will be produced in quantities expected to be sold by us over a reasonable period of time in the normal course of business. During fiscal years 2024, 2023, and 2022 there were no material settlements of forward contracts that were recorded at fair value. The Company recorded an asset and liability of $1.3 million and $0.4 million, respectively, associated with contracts not accounted for under the "normal purchases and normal sales" scope exception of ASC 815 at January 31, 2025. The Company recorded an asset and liability of $0.6 million and $0.8 million, respectively, associated with contracts not accounted for under the "normal purchases and normal sales" scope exception of ASC 815 at January 31, 2024.

The Company uses derivative financial instruments (exchange-traded futures contracts and swaps) to manage a portion of the risk associated with changes in commodity prices, primarily related to corn and ethanol. The Company monitors and manages this exposure as part of its overall risk management policy. As such, the Company seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. The Company may take hedging positions in these commodities as one way to mitigate risk. While the Company attempts to link its hedging activities to purchase and sale activities, there are situations in which these hedging activities can themselves result in losses. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The changes in fair value of these derivative financial instruments are recognized in current period earnings as the Company does not use hedge accounting.

Stock Compensation – The Company has a stock-based compensation plan, approved by its shareholders, which reserved a total of 1,650,000 shares of common stock for issuance pursuant to its terms. The plan provides for the granting of shares of stock, including options to purchase shares of common stock, stock appreciation rights tied to the value of common stock, restricted stock, and restricted stock unit awards to eligible employees, non-employee directors and consultants. The Company measures share-based compensation grants at fair value on the grant date, adjusted for estimated forfeitures. The Company records noncash compensation expense related to equity and liability awards in its consolidated financial statements over the requisite service period on a straight-line basis. See Note 10 for a further discussion of restricted stock.

Other Income – As part of the Coronavirus Aid, Relief, and Economic Security Act, passed in 2020, $700 million in funds were made available to the U.S. Department of Agriculture to distribute to impacted producers of ethanol, biodiesel, and other renewable fuels under the Biofuel Producer Program. The U.S. Department of Agriculture ("USDA") distributed funds to applicants in May 2022. Our consolidated plants received a total of approximately $1.0 million in fiscal year 2023 which was recorded within "Interest and other income, net" in the Consolidated Statements of Operations. The Company has no further reporting or other obligations related to the receipt of these funds.

Income Taxes – The Company provides for deferred tax liabilities and assets for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The Company provides for a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Comprehensive Income – The Company has no components of other comprehensive income, and therefore, comprehensive income equals net income.

New Accounting Pronouncements – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure", which improves reportable segment disclosure requirements through enhanced disclosure about significant segment expenses. The Company adopted this guidance for the fiscal-year ended January 31, 2025. See Note 16 included in the notes to the audited consolidated financial statements for more information on our segment reporting.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", to enhance the transparency and decision usefulness of income tax disclosures. This ASU is effective for all entities that are subject to Topic 740 for fiscal years beginning after December 15, 2024. Early adoption and retrospective application are permitted, but not required. The Company is currently evaluating the impact of this ASU.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)", which provides clarity in assessing an entity's performance and prospects for future cash flows by disclosure of more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for the company's fiscal year-ended January 31, 2028. Early adoption is permitted. The Company is currently evaluating the impact of this ASU.

2. **NET SALES AND REVENUE**

The Company recognizes sales of products when obligations under the terms of the respective contracts with customers are satisfied. This occurs with the transfer of control of products, generally upon shipment from the ethanol plant or upon loading of the rail car used to transport the products. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods. Sales, value added and other taxes the Company collects concurrent with revenue producing activities are excluded from net sales and revenue.

The majority of the Company's sales have payment terms ranging from 5 to 10 days after transfer of control. The Company has determined that sales contracts do not generally include a significant financing component. The Company has not historically, and does not intend to, enter sales contracts in which payment is due from a customer prior to transferring product to the customer. Thus, the Company does not record unearned revenue.

The following table shows disaggregated revenue by product (amounts in thousands):

	Fiscal Year		
Sales of products:	**2024**	**2023**	**2022**
Ethanol	$496,411	$635,420	$649,501
Dried distillers grains	101,432	139,173	139,118
Distillers corn oil	38,999	52,935	55,595
Modified distillers grains	4,896	5,584	11,579
Derivative financial instruments losses	424	(37)	(1,024)
Other	329	309	231
Total sales	$642,491	$833,384	$855,000

3. INVESTMENTS

Equity Method Investment in Big River

The Company's equity method investment in Big River Resources, LLC ("Big River") is accounted for under ASC 323. The following table summarizes the investment (amounts in thousands):

| | January 31, | |
	2025	2024
Carrying amount	$35,800	$34,936
Ownership percentage	10.3%	10.3%

The Company invested approximately $20.0 million in Big River which is a holding company for several entities. Big River, through its various entities (both wholly and partially owned), operates four ethanol manufacturing facilities that combined shipped approximately 437.8 million gallons of ethanol in the twelve months ended January 31, 2025. The Company recorded income of approximately $9.4 million, $13.9 million, and $8.7 million as its share of earnings from Big River during fiscal years 2024, 2023, and 2022, respectively. The Company received dividends of approximately $8.5 million, $12.0 million, and $6.3 million from Big River during fiscal years 2024, 2023, and 2022, respectively. At January 31, 2025, the carrying value of the investment in Big River was approximately $35.8 million; the amount of underlying equity in the net assets of Big River was approximately $36.7 million.

Summarized financial information for the Company's equity method investee as of and for its fiscal year end is presented in the following tables (amounts in thousands):

| | December 31, | | | |
	2024		2023	
Current assets	$	300,492	$	351,278
Non current assets		181,235		144,933
Total assets	$	481,727	$	496,211
Current liabilities	$	89,409	$	98,187
Long-term liabilities		12,235		7,559
Total liabilities	$	101,644	$	105,746
Members' capital	$	356,340	$	355,385
Noncontrolling interests		23,743		35,080
Total members' equity	$	380,083	$	390,465

| | Years Ended December 31, | | | | | |
	2024		2023		2022	
Net sales and revenue	$	1,021,561	$	1,379,651	$	1,509,406
Gross profit	$	117,159	$	160,549	$	94,106
Depreciation expense	$	20,314	$	26,142	$	27,752
Net income attributable to members	$	93,321	$	135,012	$	84,814

Big River has debt agreements that limit and restrict amounts the entity can pay in the form of dividends or advances to owners. The restricted net assets of Big River at January 31, 2025 are approximately $144.3 million; the Company's proportionate share of restricted net assets of Big River is approximately $14.9 million.

Short-term Investments

At January 31, 2025, the Company owned United States Treasury Bills (classified as short-term investments) that had an amortized cost, or carrying value, of approximately $162.8 million. The contractual maturity of these investments was less than one year. The yield to maturity rate was approximately 4.4%. Unrecognized holding losses at January 31, 2025 were approximately $19,000.

At January 31, 2024, the Company owned United States Treasury Bills (classified as short-term investments) that had an amortized cost, or carrying value, of approximately $155.3 million. The contractual maturity of these investments was less than one year. The yield to maturity rate was approximately 5.5%. Unrecognized holding losses at January 31, 2024 were approximately $94,000.

4.   FAIR VALUE

The Company applies ASC 820, "*Fair Value Measurements and Disclosures*" ("ASC 820") which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair market values of its financial instruments based on the fair value hierarchy established by ASC 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values which are provided below. The Company carries certain cash equivalents, investments and derivative financial instruments at fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include derivative contracts that are traded in an active exchange market.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methods, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Unobservable inputs are developed based on the best information available, which may include the Company's own data.

The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate pricing and volatility factors, which are used to value the position. The predominance of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case interest rate, price or index scenarios are extrapolated in order to determine the fair value. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality, the Company's own credit standing and other specific factors, where appropriate. The fair values of property and equipment are determined by using various models that discount future expected cash flows.

To ensure the prudent application of estimates and management judgment in determining the fair value of derivative assets and liabilities and property and equipment, various processes and controls have been adopted, which include: (i) model validation that requires a review and approval for pricing, financial statement fair value determination and risk quantification; and (ii) periodic review and substantiation of profit and loss reporting for all derivative instruments.

Financial assets and liabilities measured at fair value at January 31, 2025 on a recurring basis are summarized below (amounts in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Forward purchase contracts asset (1)	$ -	$ 1,253	$ -	$ 1,253
Commodity futures (2)	(1,291)	-	-	(1,291)
Total assets	(1,291)	1,253	-	(38)
Forward purchase contracts liability (3)	$ -	$ 378	$ -	$ 378

Financial assets and liabilities measured at fair value at January 31, 2024 on a recurring basis are summarized below (amounts in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Forward purchase contracts asset (1)	$ -	$ 579	$ -	$ 579
Commodity futures (2)	(297)	-	-	(297)
Total assets	(297)	579	-	282
Forward purchase contracts liability (3)	$ -	$ 802	$ -	$ 802

(1) The forward purchase contracts asset is included in "Prepaid expenses and other" on the accompanying Consolidated Balance Sheets.

(2) The commodity futures liability is netted with cash collateral due from broker and included in "Prepaid expenses and other" on the accompanying Consolidated Balance Sheets.

(3) The forward purchase contracts liability is included in "Accrued expenses and other current liabilities" on the accompanying Consolidated Balance Sheets.

No other financial instruments were elected to be measured at fair value in accordance with ASC 470-20-25-21. The carrying value of all other financial assets and liabilities approximate fair value.

There were no assets measured at fair value at January 31, 2025 and 2024 on a non-recurring basis.

5. OTHER ASSETS

The components of other noncurrent assets are as follows (amounts in thousands):

	January 31,	
	2025	2024
Deferred taxes	$ -	$ 7,837
Prepaid utility equipment deposit	15,600	-
Other	1,121	1,301
Total	$ 16,721	$ 9,138

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows (amounts in thousands):

	January 31,	
	2025	**2024**
Accrued payroll	$ 8,961	$ 9,457
Accrued utility charges	3,085	3,373
Accrued transportation related items	555	2,972
Forward purchase contracts	378	802
Accrued real estate taxes	1,746	1,742
Other	1,635	1,371
Total	$ 16,360	$ 19,717

7. LEASES

The Company elected the practical expedient, available pursuant to ASC 842, *Leases*, for lessees to include both lease and non-lease components as a single component and account for it as a lease. In general, certain maintenance costs are the responsibility of the Company under its railcar leases. These maintenance costs are a non-lease component which the Company elected to combine with rental payments and account for the total amount as operating lease expense.

At January 31, 2025, the Company has lease agreements, as lessee, for railcars. All the leases are accounted for as operating leases. The lease agreements do not contain a specified implicit interest rate; therefore, the Company's estimated incremental borrowing rate was used to determine the present value of future minimum lease payments. The lease term for all the Company's leases includes the noncancelable period of the lease and any periods covered by renewal options that the Company is reasonably certain to exercise. Certain leases include rent escalations pre-set in the agreements, which are factored into the lease payment stream.

For fiscal years 2024, 2023, and 2022, the components of lease expense, classified as SG&A expenses on the Consolidated Statement of Operations are as follows (amounts in thousands):

	Fiscal Year		
	2024	**2023**	**2022**
Operating lease expense	$7,209	$6,386	$7,360
Variable lease expense	143	301	399
Total lease expense	$7,352	$6,687	$7,759

Total cash paid for amounts included in the measurement of lease liabilities was $6.9 million for fiscal year 2024.

The following table is a summary of future minimum rentals on such leases at January 31, 2025 (amounts in thousands):

Years Ended January 31,	Minimum Rentals
2026	$ 6,789
2027	6,740
2028	5,497
2029	3,207
Thereafter	1,744
Total	23,977
Less: present value discount	2,864
Operating lease liabilities	$ 21,113

At January 31, 2025, the weighted average remaining lease term was 3.5 years, and the weighted average discount rate was 6.60% for the above leases.

At January 31, 2024, the weighted average remaining lease term was 3.4 years, and the weighted average discount rate was 5.94% for the above leases.

8. **COMMON STOCK**

On June 21, 2022, the Board of Directors of the Company adopted resolutions declaring a three-for-one split of the Company's Common Stock to be effectuated in the form of a 200% stock dividend, payable on August 5, 2022 to stockholders of record at the close of business on July 29, 2022. The stock split has been retroactively reflected in the accompanying consolidated financial statements.

During fiscal years 2024 and 2022 the Company purchased approximately 373,000 shares and 472,000 shares of its common stock for approximately $15.5 million and $13.0 million, respectively. The Company did not purchase any shares of its common stock during fiscal year 2023. At January 31, 2025, the Company had prior authorization by its Board of Directors to purchase, in open market transactions, an additional approximately 504,000 shares of its common stock.

Information regarding the Company's common stock is as follows (amounts in thousands):

	January 31,	
	2025	2024
Authorized shares	45,000	45,000
Issued shares	29,853	29,853
Outstanding shares	17,195	17,504

9. **DERIVATIVE FINANCIAL INSTRUMENTS**

The Company is exposed to various market risks, including changes in commodity prices (raw materials and finished goods). To manage risks associated with the volatility of these natural business exposures, the Company enters into commodity agreements (exchange-traded futures contracts and swaps) and forward purchase (corn) and sale (ethanol, distillers grains and distillers corn oil) contracts. The Company does not purchase or sell derivative financial instruments for trading or speculative purposes. The Company does not purchase or sell derivative financial instruments for which a lack of marketplace quotations would require the use of fair value estimation techniques. The changes in fair value of these derivative financial instruments are recognized in current period earnings as the Company does not use hedge accounting.

The following table provides information about the fair values of the Company's derivative financial instruments and the line items on the Consolidated Balance Sheets in which the fair values are reflected (in thousands):

| | Asset Derivatives Fair Value at January 31, | | Liability Derivatives Fair Value at January 31, | |
	2025	2024	2025	2024
Forward purchase contracts (1)	$ 1,253	$ 579	$ 378	$ 802
Cash collateral balance (3)	$ 2,523	$ 2,152	-	-
Commodity futures (2)	(1,291)	(297)	-	-
Net position with broker	$ 1,232	$ 1,855	-	-
Total	$ 2,485	$ 2,434	$ 378	$ 802

(1) Forward purchase contracts assets are included in "Prepaid expenses and other" on the accompanying Consolidated Balance Sheets. These contracts are for purchases of approximately 16.8 million and 9.3 million bushels of corn at January 31, 2025 and 2024, respectively.

Forward purchase contracts liabilities are included in "Accrued expenses and other current liabilities" on the accompanying Consolidated Balance Sheets. These contracts are for purchases of approximately 7.6 million and 8.2 million bushels of corn at January 31, 2025 and 2024, respectively.

(2) Commodity futures assets and liabilities are included in "Prepaid expenses and other" on the accompanying Consolidated Balance Sheets. These contracts included short/sell positions and long/buy positions for approximately 6.3 million and 575,000 bushels of corn, respectively at January 31, 2025. These contracts also included short/sell positions for approximately 4.2 million gallons of ethanol at January 31, 2025. These contracts included short/sell positions and long/buy positions for approximately 255,000 and 6.9 million bushels of corn, respectively at January 31, 2024. These contracts also included short/sell positions for approximately 210,000 gallons of ethanol at January 31, 2024.

(3) As of January 31, 2025, and 2024, all of the derivative financial instruments held by the Company were subject to enforceable master netting arrangements. The Company's accounting policy is to offset position amounts owed or owing with the same counterparty. Depending on the amount of unrealized gains and losses on derivative contracts held by the Company, the counterparty may require collateral to secure the Company's derivative contract positions. As of January 31, 2025 and 2024, the Company was required to maintain collateral with the counterparty in the amount of approximately $2,523,000 and $2,152,000, respectively, recorded within "Prepaid expenses and other" on the accompanying Consolidated Balance Sheets.

See Note 4 which contains fair value information related to derivative financial instruments.

The following table provides information about gains (losses) recognized in income on the Company's derivative financial instruments and the line items on the accompanying Consolidated Statements of Operations in which the fair values are reflected for the years ended January 31, 2025, 2024 and 2023 (amounts in thousands):

| | Year Ended January 31, | | |
	2025	2024	2023
Net sales	$ 424	$ (37)	$ (1,024)
Cost of sales	$ (2,739)	$ 15,023	$ (12,714)

10. EMPLOYEE BENEFITS

The Company maintains the REX American Resources Corporation 2015 Incentive Plan, approved by its shareholders, which reserved a total of 1,650,000 shares of common stock for issuance pursuant to its terms. The plan provides for the granting of shares of stock, including options to purchase shares of common stock, stock appreciation rights tied to the value of common stock, restricted stock, and restricted stock unit awards to eligible employees, non-employee directors and consultants. Until 2022, the Company had only granted restricted stock awards. In May 2022, the Company issued restricted stock units to certain officers of the Company which vested based on the Company's Total Shareholder Return (TSR) compared to the TSRs of companies that comprise the Russell 2000 Index over a three-year performance period. The Company measures share-based compensation grants at fair value on the grant date, adjusted for estimated forfeitures. The Company records noncash compensation expense related to equity awards in its consolidated financial statements over the requisite service period on a straight-line basis. At January 31, 2025, 1,065,809 shares remain available for issuance under the Plan, after taking into account restricted stock units that vested, detailed further below.

Restricted Stock Awards

As a component of their compensation, restricted stock has been granted to directors and certain employees at the market price of REX common stock on the date of the grant. In addition, one-quarter of executives' incentive compensation is payable by an award of restricted stock based on the then market price of REX common stock. The Company's board of directors has determined that the grant date will be June 15th, or the next business day, for all grants of restricted stock.

Based on retirement eligibility provisions, a portion of restricted stock grants are expensed at grant date, based on grant date fair value, thus considered vested for accounting purposes. At January 31, 2025, 20,046 shares were unvested for accounting purposes and unrecognized compensation cost related to these nonvested restricted stock awards was approximately $554,000, to be recognized over a weighted average vesting term of 1.9 years.

The following table summarizes legally non-vested restricted stock award activity for fiscal years 2024, 2023, and 2022:

	2024		
	Non-Vested Shares	Weighted Average Grant Date Fair Value (000's)	Weighted Average Remaining Vesting Term (in years)
Non-Vested at January 31, 2024	162,855	$ 5,369	2
Granted	63,407	2,894	
Forfeited	-	-	
Vested	63,870	2,073	
Non-Vested at January 31, 2025	162,392	$ 6,190	2

	2023		
	Non-Vested Shares	Weighted Average Grant Date Fair Value (000's)	Weighted Average Remaining Vesting Term (in years)
Non-Vested at January 31, 2023	81,264	$ 2,320	2
Granted	113,726	3,945	
Forfeited	-	-	
Vested	32,135	896	
Non-Vested at January 31, 2024	162,855	$ 5,369	2

	2022		
	Non-Vested Shares	Weighted Average Grant Date Fair Value (000s)	Weighted Average Remaining Vesting Term (in years)
Non-Vested at January 31, 2022	30,167	$ 773	1
Granted	70,689	2,032	
Forfeited	450	13	
Vested	19,142	472	
Non-Vested at January 31, 2023	81,264	$ 2,320	2

Restricted Stock Units (RSUs)

In May 2022, the Company issued a total of 67,500 RSUs to certain officers. The number of RSUs that would vest was determined based on how the Company's TSR compared to the TSR of companies that comprise the Russell 2000 Index during the three-year performance period ended December 31, 2024. The number of RSUs eligible to vest ranged from zero percent to two hundred percent, depending on actual performance during the performance period. At grant date, the fair value of the RSUs was approximately $2.7 million based on a Monte-Carlo simulation model.

For the years ended January 31, 2025 and 2024, the Company recognized compensation cost of approximately $0.9 million and $1.1 million, respectively, related to RSUs. Unrecognized compensation cost related to nonvested RSUs was $0 and approximately $0.9 million at January 31, 2025 and 2024, respectively.

The performance period for these awards ended on December 31, 2024. The calculated payout of the units that vested was 148%, or 99,900 shares. As the shares were vested upon completion of the performance period and the shares were issued at the end of February 2025, it was determined appropriate to include these shares within weighted average shares – basic. The company had no other dilutive shares at January 31, 2025.

At January 31, 2024, we calculated the diluted weighted average shares as follows (amounts in thousands):

Weighted average shares - basic	17,482
Dilutive effect of RSUs	94
Weighted average shares - diluted	17,576

11. COMMITMENTS

At January 31, 2025, One Earth and NuGen had combined forward purchase contracts for approximately 24.4 million bushels of corn, the principal raw material for their ethanol plants and they had combined forward purchase contracts for approximately 0.8 million MmBtu of natural gas.

At January 31, 2025, One Earth and NuGen had combined sales commitments for approximately 51.2 million gallons of ethanol, 88,000 tons of distillers grains and 12.0 million pounds of distillers corn oil.

At January 31, 2025, One Earth had signed contracts in place for capital projects of approximately $9.6 million, primarily related to its carbon capture and sequestration project and plant expansion.

At January 31, 2025, One Earth had a facilities rental agreement with a utility provider that has been executed and is scheduled to commence in early 2025. The remaining future payments are estimated to be approximately $4.7 million over an initial term of ten years. The facility will service both the One Earth Energy ethanol plant and the planned carbon sequestration compression facility.

One Earth has entered into a 10-year agreement in 2009 with an unrelated party for the use of a portion of that party's natural gas pipeline. A new 15-year agreement, with monthly payments of $29,250 was effective February 1, 2019. One Earth paid approximately $351,000 in fiscal years 2024, 2023, and 2022 pursuant to the agreement.

One Earth and NuGen each have a contract with an unrelated party ("Distillers Grains Marketers") for distillers grains marketing services. Under the terms of the contracts, the Distillers Grains Marketers will purchase all of One Earth's and NuGen's distillers grains production during the term of the contracts. The contracts call for One Earth and NuGen to pay a fee per ton of distillers grains sold for the Distillers Grains Marketers' services. The terms of the agreements are for one year and renew automatically for additional one-year terms, unless either party sends notice to the other party of its intent to terminate the agreement at least 90 days prior to the expiration of the then current term of the agreement. One Earth and NuGen combined incurred fees of approximately $1,110,000, $1,199,000, and $1,159,000 in fiscal years 2024, 2023, and 2022, respectively, for these marketing services.

Subsequent to the end of fiscal year 2024, management entered into an agreement at one of the consolidated ethanol subsidiaries to purchase equipment with delivery commencing in the second quarter of fiscal year 2025 for approximately $15.4 million.

12. INCOME TAXES

The provision for income taxes for fiscal years 2024, 2023, and 2022 consists of the following (amounts in thousands):

	2024	2023	2022
Federal:			
Current	$ 4,232	$ 4,580	$ 4,485
Deferred	13,522	14,102	2,925
Total	17,754	18,682	7,410
State and Local:			
Current	2,947	3,377	4,167
Deferred	685	501	(2,035)
Total	3,632	3,878	2,132
Provision for income taxes	$ 21,386	$ 22,560	$ 9,542

The tax effects of significant temporary differences representing deferred tax assets and liabilities are as follows (amounts in thousands):

	January 31,	
	2025	2024
Assets:		
General business credit carryforward	$ 4,151	$ 12,296
Accrued liabilities	628	611
State net operating loss carryforward	167	202
Other items	311	288
Valuation allowance	(132)	(160)
Total	5,125	13,237
Liabilities:		
Basis in pass through entities, including depreciation	(7,470)	(6,334)
Other	(1,217)	(664)
Total	(8,687)	(6,998)
Net deferred tax (liability) asset	$ (3,562)	$ 6,239

The net deferred tax liability (asset) is reported on the accompanying Consolidated Balance Sheets based on net position by tax jurisdiction, with both federal positions and state positions recorded as net liabilities within "Deferred taxes" at January 31, 2025. At January 31, 2024, federal positions of approximately $7.8 million are recorded as assets on the Consolidated Balance Sheets within "Other assets" and state positions of $1.6 million are recorded as liabilities on the accompanying Consolidated Balance Sheets within "Deferred taxes".

The Company has a general business credit carryforward, net of the impact of uncertain tax positions, of approximately $4.2 million and $12.3 million at January 31, 2025 and 2024, respectively. The Company can carry these credits forward for up to twenty years. The carryforward periods expire between fiscal years 2041 and 2042.

The Company has a valuation allowance of approximately $132,000 and $160,000 at January 31, 2025 and 2024, respectively, related to state net operating loss carryforwards. The Company decreased the valuation allowance by $28,000 in fiscal year 2024. These adjustments to the valuation allowance are a result of estimates of realizing certain future state tax benefits.

The Company assessed all available positive and negative evidence to determine whether it expects sufficient future taxable income will be generated to allow for the realization of existing federal deferred tax assets. There is sufficient objectively verifiable income for management to conclude that it is more likely than not that the Company will utilize available federal deferred tax assets prior to their expiration.

During fiscal year 2022, the Company recognized an income tax benefit for federal and state research and experimentation credits (net of uncertain tax position expense) of approximately $0.4 million. The credits can be used to reduce future income tax liabilities for up to 20 years.

The Company paid income taxes of approximately $7,895,000, $12,730,000, and $2,795,000 fiscal years 2024, 2023, and 2022, respectively. The Company did not receive any refunds in fiscal years 2024, 2023,and 2022.

Reconciliations of the federal statutory tax and the Company's income tax expense for fiscal years 2024, 2023, and 2022 are as follows (amounts in thousands):

		2024		2023		2022
Federal income tax at statutory rate	$	19,503	$	20,682	$	9,971
State and local taxes, net of federal tax benefit		3,008		3,299		1,725
Research and experimentation credits		-		-		(2,542)
Nondeductible compensation expense		2,062		2,150		508
Uncertain tax positions		11		(98)		2,281
Noncontrolling interest		(3,228)		(3,650)		(2,523)
Other		30		177		122
Total	$	21,386	$	22,560	$	9,542

The Company files a U.S. federal income tax return and income tax returns in various states. In general, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for fiscal years ended January 31, 2014 and prior. The Company is currently undergoing a federal income tax examination for the years ended January 31, 2015 through January 31, 2022 related to tax credits claimed on returns during those years.

The Company applies the provisions of ASC 740-10-25-5 for uncertain tax positions. As of January 31, 2025, total unrecognized tax benefits were approximately $18,880,000, and accrued penalties and interest were approximately $99,000. If the Company were to prevail on all unrecognized tax benefits recorded, the provision for income taxes would be reduced by approximately $18,795,000. In addition, the impact of penalties and interest would also benefit the effective tax rate. Interest and penalties associated with unrecognized tax benefits are recorded within income tax expense.

On a quarterly and annual basis, the Company accrues for the effects of open uncertain tax positions and the related potential penalties and interest. It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on results of operations or financial position. The Company accounts for uncertainty in income taxes by determining whether it is more likely than not the position will be sustained on audit, including resolution of any related tax audits. A reconciliation of the beginning and ending amount of unrecognized tax benefits, including interest and penalties, is as follows (amounts in thousands):

		Fiscal Year		
		2024		2023
Unrecognized tax benefits, beginning of year	$	18,965	$	19,088
Changes for tax positions for prior years		19		45
Changes for tax positions for current year		(6)		(168)
Unrecognized tax benefits, end of year	$	18,978	$	18,965

At January 31, 2025 and 2024, the total unrecognized tax benefits were included within the following lines on the accompanying Consolidated Balance Sheets (amounts in thousands):

| | January 31, | |
	2025	2024
Other assets	$ -	$ 16,372
Refundable income taxes	2,002	2,007
Deferred taxes	12,037	-
Long-term taxes payable	4,334	-
Other long-term liabilities	605	586
Unrecognized tax benefits, end of year	$ 18,978	$ 18,965

13. CONTINGENCIES

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of such actions, management is of the opinion that their outcome will not have a material effect on the Company's consolidated financial statements. There were no liabilities recorded at January 31, 2025 as the Company did not believe that there was a probable and reasonably estimable loss associated with any legal contingencies.

14. RELATED PARTIES

During fiscal years 2024, 2023, and 2022, One Earth and NuGen, combined, purchased approximately $99.2 million, $117.0 million, and $135.4 million, respectively, of corn and other supplies from minority equity investors. The Company had amounts payable to related parties of approximately $1.4 million and $5.8 million at January 31, 2025 and 2024, respectively.

During fiscal year 2024, $1.5 million was paid to landowners who are equity investors of One Earth Energy, for land easements related to the carbon sequestration project.

During fiscal year 2023 the Company received approximately $22,000 in capital contributions from the minority investor in the refined coal entity. The Company did not receive capital contributions related to the refined coal entity in fiscal years 2024 and 2022.

15. SEGMENT REPORTING

The Company has one reportable segment, ethanol and by-products. Within the ethanol and by-products segment, the Company has equity investments in three ethanol limited liability companies, two of which are majority ownership interests and are consolidated in the financial statements presented. Prior period amounts have been reclassified to conform to current segment reporting.

The Company's chief operating decision maker is the Executive Committee that includes the Executive Chairman of the Board and The Chief Executive Officer. The chief operating decision maker uses net income generated from operating segments in determining the allocation of resources and making assessment of Company performance.

In applying the criteria set forth in ASC 280, Segment Reporting, the Company determined that based on the nature of the products and production process and the expected financial results, the Company's operations at its ethanol plants are aggregated into one reporting segment, each of which is reviewed in the same manner by the CODM. Aggregation into one reporting segment is appropriate based upon the similarity of economic characteristics of the operating segments, including the markets for identical revenue sources and the primary input, corn. The plants in all locations operate in a similar manner to produce ethanol and by-products. The types of customers and how the products are distributed to the customers are similar across each operating entity, consisting of a combination of rail and truck shipments. Finally, the regulatory environment is largely impacted by guidance from the federal level, impacting each operating segment the same.

The measure of segment assets is reported on the balance sheet as total consolidated assets.

	Fiscal Year					
Net sales and revenue		**2024**		**2023**		**2022**
Ethanol and by-products	$	1,664,052	$	2,213,035	$	2,364,406
Reconciling Item: Equity method ethanol investment		(1,021,561)		(1,379,651)		(1,509,406)
Total consolidated net sales and revenue	$	642,491	$	833,384	$	855,000
Cost of sales						
Ethanol and by-products:						
Cost of corn	$	1,094,364	$	1,542,265	$	1,791,876
Other cost of sales (1)		361,052		412,003		429,822
Reconciling Item: Equity method ethanol investment		(904,402)		(1,219,102)		(1,415,300)
Total cost of sales	$	551,014	$	735,166	$	806,398
Gross profit						
Ethanol and by-products	$	208,636	$	258,767	$	142,708
Reconciling Item: Equity method ethanol investment		(117,159)		(160,549)		(94,106)
Total consolidated gross profit	$	91,477	$	98,218	$	48,602
Depreciation and amortization expense						
Ethanol and by-products	$	49,071	$	56,207	$	56,993
Reconciling Item: Equity method ethanol investment		(27,356)		(33,168)		(33,689)
Total consolidated depreciation and amortization expense	$	21,715	$	23,039	$	23,304
Income before taxes						
Ethanol and by-products	$	201,650	$	253,600	$	148,469
Reconciling Item: Equity method ethanol investment		(108,778)		(155,116)		(100,990)
Total consolidated income before income taxes		92,872		98,484		47,479
Provision for income taxes		(21,386)		(22,560)		(9,542)
Total consolidated net income	$	71,486	$	75,924	$	37,937

(1) Expenses within "Other cost of sales" consists primarily of depreciation, other raw materials such as denaturant and chemicals, utilities, repair and maintenance and production labor.

16. SUBSEQUENT EVENTS

Subsequent to January 31, 2025 the Company repurchased 281,709 shares for approximately $11.9 million through open market transactions. After these repurchases, a total of 222,510 shares remained available to purchase under existing board authorization.

On March 25, 2025, the Board of Directors authorized the repurchase from time to time of up to an additional 1,500,000 shares through open market transactions, privately negotiated transactions, or transactions by other means in accordance with applicable securities laws.

* * * * * *

To the Shareholders and the Board of Directors of REX American Resources Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of REX American Resources Corporation and its subsidiaries (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended January 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 28, 2025, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Unrecognized Tax Benefits

As discussed in Note 12, the Company accounts for uncertainty in income taxes by determining whether it is more likely than not that the position will be sustained on audit, including resolution of any related tax audits. The Company has total unrecognized tax benefits of approximately $18,880,000 at January 31, 2025 and is currently undergoing a federal income tax examination for the years ended January 31, 2015 through January 31, 2022.

Due to the specialized tax knowledge involved, we identified valuation of the unrecognized tax benefit as a critical audit matter. Performance of our audit procedures to evaluate management's judgments required a high degree of auditor judgment and the involvement of our tax specialists.

With the assistance of income tax specialists, our audit procedures related to the valuation of uncertain tax benefits included the following, among others:

- We obtained an understanding of the relevant controls related to income taxes, including those over the evaluation of uncertain tax positions, and we tested such controls for design and operating effectiveness.

- We evaluated management's estimate of the uncertain tax position by considering industry results of federal income tax examinations under similar circumstances, new information related to tax law and tax authority settlements.

- We tested the mathematical accuracy of the Company's uncertain tax position analysis.

- We evaluated the sufficiency of the Company's disclosures related to the effects of uncertain tax positions in the financial statements.

/s/ RSM US LLP

We have served as the Company's auditor since 2023.

Des Moines, Iowa
March 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of REX American Resources Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows for the year ended January 31, 2023, and the related notes and schedule listed in the Index at Item 15 (collectively referred to as the "financial statements") of REX American Resources, Inc. and subsidiaries (the "Company"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended January 31, 2023, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dayton, Ohio
March 30, 2023 (March 29, 2024 as to the change in the method of accounting for shipping and handling costs described in Note 1 and March 28, 2025 as to Note 16)

We began serving as the Company's auditor in 2002. In 2023 we became the predecessor auditor.

REX AMERICAN RESOURCES CORPORATION AND SUBSIDIARIES

Schedule II - VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED JANUARY 31, 2025, 2024 AND 2023
(Amounts in thousands)

	Balance Beginning of Year	Additions Charged to Cost and Expenses	Deductions Charges for Which Reserves Were Created	Balance End of Year
2025:				
Deferred tax valuation allowance	$ 160	$ -	$ 28	$ 132
2024:				
Deferred tax valuation allowance	$ 192	$ -	$ 32	$ 160
2023:				
Deferred tax valuation allowance	$ 213	$ -	$ 21	$ 192

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our officers concluded that our disclosure controls and procedures are also effective at the reasonable assurance level to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Material Changes to Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of January 31, 2025 based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this assessment, our management concluded that our internal control over financial reporting was effective as of January 31, 2025 based on those criteria.

The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ ZAFAR A. RIZVI Zafar A. Rizvi	Chief Executive Officer and President (principal executive officer)	March 28, 2025
/s/ DOUGLAS L. BRUGGEMAN Douglas L. Bruggeman	Vice President-Finance, Chief Financial Officer and Treasurer (principal financial and accounting officer)	March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of REX American Resources Corporation

Opinion on the Internal Control Over Financial Reporting
We have audited REX American Resources Corporation's (the Company) internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 28, 2025, expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Des Moines, Iowa
March 28, 2025

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated herein by reference to the Proxy Statement for our Annual Meeting of Shareholders on June 4, 2025, except for certain information concerning our executive officers which is set forth in Part I of this report.

Item 11.   Executive Compensation

The information required by this Item 11 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 4, 2025 and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 4, 2025 and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 4, 2025 and is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

The information required by this Item 14 is set forth in the Proxy Statement for our Annual Meeting of Shareholders on June 4, 2025 and is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

The following consolidated financial statements of REX American Resources Corporation and subsidiaries are filed as a part of this report at Item 8 hereof.

Consolidated Balance Sheets as of January 31, 2025 and 2024

Consolidated Statements of Operations for the years ended January 31, 2025, 2024, and 2023

Consolidated Statements of Cash Flows for the years ended January 31, 2025, 2024, and 2023

Consolidated Statements of Shareholders' Equity for the years ended January 31, 2025, 2024, and 2023

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm-RSM US LLP (PCAOB ID No. 49)

Report of Independent Registered Public Accounting Firm-Deloitte & Touche LLP (PCAOB ID No. 34) (a)(2)(i) <u>Financial Statement Schedules</u>

The following financial statement schedules are filed as a part of this report at Item 8 hereof.

Schedule II -Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) <u>Exhibits</u>

EXHIBIT INDEX

(3)(i)   *Articles of Incorporation:*

   3(i)   Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(a) to Form 10-Q for quarter ended July 31, 2010, File No. 001-09097)

(3)(ii)   *Bylaws:*

   3(ii)   By-Laws, as amended (incorporated by reference to Exhibit 3(ii) to Form 8-K filed August 7, 2024, File No. 001-09097)

(4)   *Instruments defining the rights of securities holders, including indentures:*

   4(a)   Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4(a) to Form 10-K filed April 1, 2020, File No. 001-09097)

(10)   *Material contracts:*

   10(a)*   Employment Agreement dated May 24, 2022 between Rex Radio and Television, Inc. (a subsidiary of the Company) and Zafar A. Rizvi (incorporated by reference to Exhibit 10.1 to Form 8-K filed May 27, 2022, File No. 001-09097)

   10(b)*   Employment Agreement dated May 24, 2022 between Rex Radio and Television, Inc. (a subsidiary of the Company) and Douglas L. Bruggeman (incorporated by reference to Exhibit 10.2 to Form 8-K filed May 27, 2022, File No. 001-09097)

   10(c)*   Employment Agreement dated May 24, 2022 between Rex Radio and Television, Inc. (a subsidiary of the Company) and Stuart A. Rose (incorporated by reference to Exhibit 10.3 to Form 8-K filed May 27, 2022, File No. 001-09097)

   10(d)*   2015 Incentive Plan (incorporated by reference to Exhibit 10(d) to Form 8-K filed June 8, 2015, File No. 001-09097)

   10(e)*   Form of Restricted Stock Award Agreement under the REX American Resources 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed June 22, 2022, File No. 001-09097)

   10(f)   Consulting Services Agreement, effective as of August 1, 2024, between One Earth Sequestration LLC and Highstake 35 LLC dba Mercury Public Affairs (incorporated by reference to Exhibit 4 to Form 10-Q filed December 5, 2024, File No. 001-09097)

   10(g)   Amendment No. 1 to Consulting Services Agreement, effective as of January 1, 2025, between One Earth Sequestration LLC and Highstake 35 LLC dba Mercury Public Affairs

(19)   *Insider trading policies and procedures:*

     19   REX American Resources Corporation Revised Insider Trading Policy……………...

(21)   *Subsidiaries of the registrant:*

     21   Subsidiaries of registrant...

(23)   *Consents of experts and counsel:*

     23(a)   Consent of RSM US LLP, Independent Registered Public Accounting Firm

     23(b)   Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

(31)   *Rule 13a-14(a)/15d-14(a) Certifications:*

     31   Certifications……………………………………………………………………….

(32)   *Section 1350 Certifications:*

     32   Certifications……………………………………………………………………….

(97)   *Policy relating to erroneously awarded compensation:*

     97   REX American Resources Corporation Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Form 10-K filed March 29, 2024, File No. 001-09097)

(101) *Interactive Data File:*

     101   The following information from REX American Resources Corporation Annual Report on Form 10-K for the fiscal year ended January 31, 2025, formatted in iXBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Shareholders' Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

     104   The cover page from REX American Resources Corporation on Form 10-K for the year ended January 31, 2025

     Copies of the Exhibits not filed herewith may be obtained by writing to Edward M. Kress, Secretary, REX American Resources Corporation, 7720 Paragon Road, Dayton, Ohio 45459

Those exhibits marked with an asterisk (*) above are management contracts or compensatory plans or arrangements for directors or executive officers of the registrant.

Item 16.   **Form 10-K Summary**

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REX AMERICAN RESOURCES CORPORATION

By: /s/ ZAFAR A. RIZVI
Zafar A. Rizvi
Chief Executive Officer and President

Date: March 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ STUART A. ROSE Stuart A. Rose	Executive Chairman of the Board	March 28, 2025
/s/ ZAFAR A. RIZVI Zafar A. Rizvi	Chief Executive Officer, President and Director (principal executive officer)	March 28, 2025
/s/ DOUGLAS L. BRUGGEMAN Douglas L. Bruggeman	Vice President-Finance, Chief Financial Officer and Treasurer (principal financial and accounting officer)	March 28, 2025
/s/ EDWARD M. KRESS Edward M. Kress	Director	March 28, 2025
/s/ CHARLES A. ELCAN Charles A. Elcan	Director	March 28, 2025
/s/ DAVID S. HARRIS David S. Harris	Director	March 28, 2025
/s/ MERVYN L. ALPHONSO Mervyn L. Alphonso	Director	March 28, 2025
/s/ LEE I. FISHER Lee I. Fisher	Director	March 28, 2025
/s/ ANNE C. MACMILLAN Anne C. MacMillan	Director	March 28, 2025
/s/ CHERYL L. BUSTOS Cheryl L. Bustos	Director	March 28, 2025

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REX American Resources Corporation

Common Share Information and Quarterly Share Prices

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2024				
High	$60.79	$60.41	$51.13	$49.83
Low	$40.18	$42.67	$41.29	$39.02
2023				
High	$34.75	$37.10	$41.63	$51.19
Low	$27.42	$27.47	$34.94	$35.73

"Our business in 2025 is rooted in our attention to detail and steadfast commitment to operational excellence and shareholder value."

Zafar A. Rizvi, Chief Executive Officer
REX American Resources

REX American Resources Corporation

Quarterly Financial Data (unaudited)
in thousands, except per share amounts

	04.30.2024	07.31.2024	10.31.2024	01.31.2025
Net Sales and Revenue	$161,231	$148,155	$174,877	$158,228
Gross Profit	$14,451	$19,773	$39,681	$17,572
Net Income	$12,273	$15,007	$30,103	$14,103
Net Income Attributable to REX Common Shareholders	$10,191	$12,378	$24,500	$11,099
Diluted Net Income Per Share Attributable to REX Common Shareholders [a]	$0.58	$0.70	$1.38	$0.63

	04.30.2023	07.31.2023	10.31.2023	01.31.2024
Net Sales and Revenue	$212,714	$211,977	$221,079	$187,614
Gross Profit	$10,166	$18,352	$39,290	$30,410
Net Income	$6,700	$12,284	$31,642	$25,298
Net Income Attributable to REX Common Shareholders	$5,236	$9,055	$26,076	$20,568
Diluted Net Income Per Share Attributable to REX Common Shareholders	$0.30	$0.52	$1.49	$1.16

(a) The total of the quarterly net income per share amounts do not equal the annual net income per share amount due to the impact of rounding varying amounts of shares outstanding during the year.

REX American Resources Corporation

Company Executive Officers

Stuart A. Rose
Executive Chairman of the Board

Zafar A. Rizvi
Chief Executive Officer, Director and President

Douglas L. Bruggeman
Chief Financial Officer, Vice President- Finance and Treasurer

Edward M. Kress
Secretary

Board of Directors

Stuart A. Rose
Executive Chairman of the Board,
REX American Resources Corporation

Zafar A. Rizvi
Chief Executive Officer, Director and President,
REX American Resources Corporation

Edward M. Kress
Secretary, REX American Resources Corporation
and Partner, Dinsmore & Shohl LLP, Dayton, Ohio

David S. Harris
President, Grant Capital, Inc. New York, New York and former Chairman of the Board, Carrols Restaurant Group, Syracuse, New York

Charles A. Elcan
Partner, Frisco Partners
Former President, China Healthcare Corporation, Nashville, Tennessee

Mervyn L. Alphonso
Retired Vice President for Administration and Chief Financial Officer, Central State University, Wilberforce, Ohio

Lee I. Fisher
Dean, Cleveland State University College of Law President Designate, Baldwin Wallace University, Berea, Ohio

Anne C. MacMillan
Partner, Invariant GR, Washington D.C.

Cheri L. Bustos
Partner and Co-Chair, Mercury Public Affairs, Washington, D.C.

Dividend Policy
The Company has not paid dividends in prior years.

Annual Meeting
The 2025 annual meeting of shareholders will be held in person on June 4, 2025 at 9:00 a.m. (EDT) at the Company's corporate offices located at 7720 Paragon Road, Dayton, Ohio 45459

Independent Registered Public Accounting Firm
RSM US LLP
Des Moines, Iowa

Legal Counsel
Dinsmore & Shohl, LLP
Dayton, Ohio 45402

Transfer Agent and Registrar
Equiniti Trust Company, LLC
55 Challenger Road 2nd floor
Ridgefield Park, New Jersey 07660

10-K Availability
Copies of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 as filed with the Securities and Exchange Commission are available free of charge to shareholders by contacting Douglas L. Bruggeman, Chief Financial Officer, REX American Resources Corporation at (937) 276-3931. The 10-K may also be obtained at our corporate website, www.rexamerican.com.

Investor Contact
Additional investor information on the Company may be obtained by contacting rexamerican@icrinc.com

rexamerican.com

7720 Paragon Road
Dayton, OH 45459
937.276.3931

